UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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WINNEBAGO INDUSTRIES, INC.

(Name of Registrant as Specified in Its Charter)

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**Notice of Annual Meeting
of Shareholders
to be held December 13, 2011**

To the Shareholders of Winnebago Industries, Inc.

The Annual Meeting of Shareholders of Winnebago Industries, Inc. will be held on Tuesday, December 13, 2011, at 4:00 p.m., Central Standard Time, in Winnebago Industries' South Office Complex Theater, 605 West Crystal Lake Road, Forest City, Iowa, for the following purposes:

1. to elect three Class III directors to hold office for three-year terms;

2. to ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending August 25, 2012;

3. to provide advisory approval of executive compensation;

4. to provide advisory approval on the frequency of an executive compensation shareholder advisory vote; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on October 4, 2011, as the record date for the determination of shareholders entitled to notice of and to vote at this meeting and at any and all adjournments thereof.

By Order of the Board of Directors

/s/ Raymond M. Beebe
Raymond M. Beebe
Secretary

Forest City, Iowa
October 25, 2011

Your Vote Is Important

Whether or not you expect to attend the meeting in person, please vote via the Internet or telephone or request a paper proxy card to complete, sign and return by mail so that your shares may be voted. A prompt response is helpful and your cooperation is appreciated.

TABLE OF CONTENTS

WINNEBAGO INDUSTRIES, INC.
605 West Crystal Lake Road - Forest City, Iowa 50436

FORWARD-LOOKING INFORMATION

Statements in this Proxy Statement not based on historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions and financial performance. These statements are intended to constitute "forward-looking" statements in connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Winnebago Industries, Inc., an Iowa corporation (the "Company," "Winnebago Industries," "we," "us" and "our"), is providing this cautionary statement to disclose that there are important factors that could cause actual results to differ materially from those anticipated. Reference is made to our Annual Report on Form 10-K for the fiscal year ended August 27, 2011 (the "2011 Form 10-K") filed with the Securities and Exchange Commission (the "SEC") for a list of such factors.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by our Board of Directors of proxies to be used at the Annual Meeting of Shareholders to be held in our South Office Complex Theater, 605 West Crystal Lake Road, Forest City, Iowa on December 13, 2011, at 4:00 p.m., Central Standard Time, and at any and all adjournments thereof (the "Annual Meeting" or the "Meeting").

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record, we are now furnishing proxy materials to our shareholders on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials, unless specifically requested. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may submit your proxy on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

It is anticipated that the Notice of Internet Availability of Proxy Materials will be mailed to shareholders on or about October 25, 2011.

Only holders of Common Stock of record at the close of business on October 4, 2011 will be entitled to Notice of Internet Availability of Proxy Materials and to vote at the Annual Meeting. At such date, we had outstanding 29,137,648 shares of Common Stock, par value $.50 per share ("Common Stock"). Each share of Common Stock entitles the holder to one vote upon each matter to be voted upon at the meeting. A majority of the outstanding shares of Common Stock represented in person or by proxy will constitute a quorum for the Annual Meeting.

If you have returned your properly signed proxy or attend the Meeting in person, your Common Stock will be counted for the purpose of determining whether there is a quorum.

If you hold shares in your own name, by submitting a proxy you may either vote for or withhold authority to vote for each nominee for the Board of Directors, you may vote in favor or against or abstain from the ratification of the appointment of independent registered public accountants, you may vote in favor or against or abstain from the approval on an advisory basis of the executive compensation disclosed in this Proxy Statement, and you may vote, on an advisory basis, or you may abstain, on the frequency of the vote of the executive compensation disclosed in this Proxy Statement. If you sign and submit your proxy card without voting instructions, your shares will be voted for each director nominee and for the ratification of the appointment of independent registered public accountants. If you hold shares through a broker, follow the voting instructions provided by your broker. If you want to vote in person, a legal proxy must be obtained from your broker and brought to the Meeting. The New York Stock Exchange ("NYSE") permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from their customers. The ratification of the appointment of independent registered public accountants is an example of a routine matter on which brokers may vote in this way. Brokers may not vote their customers' shares on non-routine matters such as shareholder proposals unless they have received voting instructions from their customers. Under NYSE rules, brokers are also not permitted to exercise discretionary voting authority with respect to shares for which voting instructions have not been received, as such voting authority pertains to the election of directors (whether contested or uncontested) and to matters relating to executive compensation. As a result of the NYSE rules, brokers may not vote their customers' shares in the following matters to be considered at the Annual Meeting: Item (1): Election of Directors; Item (3): Proposal For an Advisory Vote on Executive Compensation (the "Say on Pay" Vote); and Item (4): Proposal For an Advisory Vote on the Frequency of "Say on Pay" Votes.

Directors must be elected by a plurality of the votes cast at the Meeting. This means that the three nominees receiving the greatest number of votes will be elected as directors. Votes withheld from any nominee will still be counted for the purposes of establishing a quorum but will have no legal effect on the election of directors due to the fact that such elections are by a plurality of the votes cast. The ratification of the appointment of the independent registered public accountants requires the affirmative vote of a majority of those shares of Common Stock present in person or represented by proxy. Withheld votes and abstentions with respect to the ratification of the appointment of independent registered public accountants will have the same effect as a vote against the matter.

In addition, while the Board of Directors intends to carefully consider the shareholder votes resulting from the proposals under Item (3): Proposal For an Advisory Vote on Executive Compensation (the "Say on Pay" Vote) and Item (4): Proposal For an Advisory Vote on the Frequency of "Say on Pay" Votes, the final votes of shareholders will not be binding on the Company, but will be advisory in nature.

We are not now aware of any matters to be presented at the Annual Meeting other than the election of the three nominees described in this Proxy Statement, the ratification of the appointment of independent registered public accountants, the advisory approval of executive compensation, and the advisory approval on the frequency of executive compensation shareholder votes. If any matters not described in this Proxy Statement are properly presented at the Meeting, the proxies will use their personal judgment to determine how to vote your shares. If the Meeting is adjourned, the proxies can vote your Common Stock on the new Meeting date as well, unless you have revoked your proxy instructions.

Before the Meeting, you can appoint a proxy to vote your shares of Common Stock by following the instructions as set forth in the Notice of Internet Availability of Proxy Materials. If, by request, you have received a printed copy of our proxy materials, you can appoint a proxy to vote your shares of Common Stock (i) by using the Internet (http://www.eproxy.com/wgo/), (ii) by calling the toll-free telephone number (1-800-560-1965) or (iii) you may indicate your vote by completing, signing and dating the proxy card where indicated and returning the card to us by 12:00 p.m. Central Standard Time on December 12, 2011.

If a proxy card is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. A person may revoke a proxy electronically by entering a new vote via the Internet or by telephone or a proxy may be revoked by (i) giving written notice to the Secretary of the Company (the "Secretary"), (ii) subsequently granting a later-dated proxy, (iii) attending the Meeting and voting in person or (iv) executing a proxy designating another person to represent you at the Meeting and voting by your representative at the Meeting. Unless revoked, the shares represented by validly executed proxies will be voted at the Meeting in accordance with the instructions indicated thereon. To revoke a proxy by telephone or the Internet, you must do so by 12:00 p.m. Central Standard Time on December 12, 2011 (following the directions on the instructions as set forth in the Notice of Internet Availability of Proxy Materials or in the printed proxy materials received by request). Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If no instructions are indicated on a proxy that is signed and received by us, it will be voted: (i) for the election of the three nominees for director named below (Item 1), (ii) for the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for Fiscal 2012 (Item 2), (iii) for the advisory approval of executive compensation (Item 3), (iv) for the advisory approval of an executive compensation shareholder vote each year (Item 4), and (v) in the discretion of the named proxies upon such other matters as may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table contains information with respect to the ownership of the Common Stock by each person known to us who is the beneficial owner of more than five percent of the outstanding Common Stock:

Name and Address of Beneficial Owner	Shares of Common Stock Owned Beneficially	Percent of Common Stock (%)[1]
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	4,366,178[2]	14.98
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202	3,092,340[3]	10.61
Royce & Associates, LLC 745 Fifth Avenue New York, New York 10151	2,949,385[4]	10.12
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	2,675,677[5]	9.18
Franklin Resources, Inc. One Franklin Parkway San Mateo, California 94403	1,815,300[6]	6.23

(1) Based on 29,137,648 outstanding shares of Common Stock on October 4, 2011.

(2) The number of shares owned as of December 31, 2010 according to Amendment No. 5 to Schedule 13G filed with the SEC on February 11, 2011. FMR LLC, a parent holding company, is the beneficial owner of all 4,366,178 shares of Common Stock and has sole dispositive power with respect to all 4,366,178 shares. Edward C. Johnson III serves as Chairman of FMR LLC. Members of the Edward C. Johnson III family own shares of common stock representing approximately 49% of the voting power of FMR LLC. Mr. Johnson and members of his family may be deemed to form a controlling group with respect to the common voting stock of FMR LLC. Of these 4,366,178 shares of Common Stock, 4,096,138 shares are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR LLC. Mr. Johnson and FMR LLC, through its control of Fidelity Management & Research Company, each has sole dispositive power with respect to those shares. The interest of one investment company in the Common Stock, Fidelity Dividend Growth Fund, an investment company, amounted to 1,556,036 shares as of December 31, 2010. FMR reported that Pyramis Global Advisors, LLC, an investment adviser and an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 270,040 shares as of December 31, 2010. Mr. Johnson and FMR LLC through its control of Pyramis Global Advisors, LLC, each has sole voting power and sole dispositive power with respect to those shares. The information contained in this footnote is derived from information contained in Amendment No. 5 to Schedule 13G filed by FMR LLC with the SEC referred to herein.

(3) The number of shares owned as of December 31, 2010 according to Amendment No. 4 to Schedule 13G filed with the SEC on February 10, 2011. T. Rowe Price Associates, Inc. has sole voting power with respect to 1,049,020 shares and sole dispositive power with respect to all 3,092,340 shares. T. Rowe Price Associates, Inc. serves as the investment adviser of various registered investment companies and investment advisory clients, including T. Rowe Price Small-Cap Value Fund, Inc. For purposes of the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), T. Rowe Price Associates, Inc. reported that it is deemed to be a beneficial owner of these securities and that T. Rowe Price Small-Cap Value Fund, Inc. has sole voting power with respect to 2,010,000 shares of Common Stock reported as beneficially owned by T. Rowe Price Associates, Inc. The information contained in this footnote is derived from information contained in Amendment No. 4 to Schedule 13G filed by T. Rowe Price Associates, Inc. with the SEC referred to herein.

(4) The number of shares owned as of March 31, 2011 according to Amendment No. 10 to Schedule 13G filed with the SEC on April 5, 2011. Royce & Associates, LLC, an investment adviser, is the beneficial owner of all 2,949,385 shares of Common Stock and has sole voting power and sole dispositive power with respect to all shares. The information contained in this footnote is derived from information contained in Amendment No. 10 to Schedule 13G filed by Royce & Associates, LLC with the SEC referred to herein.

(5) The number of shares owned as of December 31, 2010 according to Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2011. BlackRock, Inc., a parent holding company, is the beneficial owner of all 2,675,677 shares of Common Stock and has sole voting power and sole dispositive power with respect to all shares. The information contained is this footnote is derived from information contained in Amendment No. 1 to Schedule 13G filed by BlackRock, Inc. with the SEC referred to herein.

(6) The number of shares owned as of December 31, 2010 according to Amendment No. 3 to Schedule 13G filed with the SEC on February 9, 2011. Franklin Resources, Inc., its subsidiary Franklin Advisory Services, LLC, and Charles B. Johnson and Rupert H. Johnson, Jr. (each holders of more than 10% of the common stock of Franklin Resources), reported holdings of the Common Stock beneficially owned by one or more open or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Franklin Resources, Inc. reported that Franklin Advisory Services, LLC has sole voting power with respect to 1,741,300 shares of Common Stock and sole disposition power with respect to all 1,815,300 shares. The information contained in this footnote is derived from information contained in Amendment No. 3 to Schedule 13G filed by Franklin Resources, Inc. with the SEC referred to herein.

The following table sets forth certain information known to us with respect to beneficial ownership of our Common Stock at October 4, 2011 for (i) each of our directors and nominees for director, (ii) each person who served as our Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") during Fiscal 2011, (iii) our three most highly compensated executive officers (other than the CEO and the CFO) who were serving as executive officers at the end of Fiscal 2011, named in the summary compensation table below and (iv) all executive officers, directors and nominees for director as a group:

Name	Shares of Common Stock Owned Beneficially at October 4, 2011[1]	Percent of Common Stock (%)[2]
Irvin E. Aal	49,386 [3][4]	[5]
Raymond M. Beebe	55,376 [3]	[5]
Robert M. Chiusano	14,980 [4]	[5]
Jerry N. Currie	27,500 [3]	[5]
Joseph W. England	52,333 [3][4]	[5]
Lawrence A. Erickson	40,163 [3][4]	[5]
John V. Hanson	24,760 [3][6]	[5]
Gerald C. Kitch	67,266 [3][4]	[5]
Roger W. Martin	58,751 [3]	[5]
Sarah N. Nielsen	28,944 [3]	[5]
William J. O'Leary	63,904 [3]	[5]
Robert J. Olson	96,706 [3]	[5]
Randy J. Potts	33,715 [3]	[5]
Mark T. Schroepfer	3,000 [3]	[5]
Directors, nominee and executive officers as a group (17 persons)	687,180 [3][4]	2.32%

(1) Includes shares held jointly with or by spouse and shares held as custodian, beneficial ownership of which is disclaimed.

(2) Based on 29,137,648 outstanding shares of Common Stock on October 4, 2011, together with shares representing the 122,128 Winnebago Stock Units held by directors under our Directors' Deferred Compensation Plan (as defined below) as of October 4, 2011 and 352,789 shares that directors, nominee and executive officers as a group have the right to acquire within 60 days of October 4, 2011 through the exercise of stock options.

(3) Includes the following shares in which the respective directors and executive officers, individually and as a group, have the right to acquire within 60 days of October 4, 2011 through the exercise of stock options:

Director/Executive Officer	Exercisable Stock Options
Irvin E. Aal	28,000
Raymond M. Beebe	40,000
Jerry N. Currie	20,000
Joseph W. England	20,000
Lawrence A. Erickson	14,000
John V. Hanson	20,000
Gerald C. Kitch	20,000
Roger W. Martin	40,000
Sarah N. Nielsen	12,500
William J. O'Leary	40,000
Robert J. Olson	48,746
Randy J. Potts	12,500
Mark T. Schroepfer	---
Total directors, nominee and executive officers (as a group)	352,789

(4) Includes 16,886, 12,980, 27,833, 21,663, and 42,766 Winnebago Stock Units held by Messrs. Aal, Chiusano, England, Erickson and Kitch, respectively, under our Directors' Deferred Compensation Plan as of October 4, 2011. Pursuant to an election made by each such director on December 15, 2010, the Winnebago Stock Units are accrued under the Company's Directors' Deferred Compensation Plan and are to be settled 100% in Common Stock upon the earliest of the following events: director's termination of service, death or disability or a "change of control" of the Company, as defined in said plan.

(5) Less than 1 percent.

(6) Does not include the 9,774 shares of Common Stock owned on October 4, 2011 by Hanson Capital Partners, L.L.C. ("HCP"). HCP is a Delaware limited liability company whose members are: (i) the Luise V. Hanson Trust Under Agreement, dated February 4, 1999, for the benefit of John V. Hanson (a director on our Board) and Mary Joan Boman (the sister of John V. Hanson), which has a 45.62% membership interest in HCP; (ii) the John K. Hanson Trust Under Agreement, dated June 10, 1996, for the benefit of John V. Hanson, Mary Joan Boman and John J. Hanson (the son of John V. Hanson), which has a 21.43% membership interest in HCP; (iii) the Boman Family Trust Under Agreement, dated May 27, 2008, which has a 6.04% membership interest in HCP; and (iv) the Cameron Boman Family Trust Under

Agreement, dated May 26, 2010, the Elizabeth Boman Family Trust Under Agreement, dated May 26, 2010, and the Aaron Coe Family Trust Under Agreement, dated May 26, 2010, each own a 0.94% membership interest in HCP. Additionally, John V. Hanson, Mary Joan Boman, John J. Hanson, Janet Coe (the daughter of Mary Joan Boman) and Gregory Boman (the son of Mary Joan Boman) all have individual HCP membership interests, which collectively, represent the remaining 24.11% membership interest in HCP. John V. Hanson and Mary Joan Boman are the managing members of HCP. The managing members, jointly and not individually, have sole voting power and sole dispositive power with respect to all 9,774 shares of Common Stock of which HCP is the beneficial owner.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10 percent of the our Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received or written representations from certain Reporting Persons that no Forms 5 were required for those persons, we believe that, during Fiscal 2011, all Reporting Persons complied with all applicable filing requirements.

BOARD OF DIRECTORS, COMMITTEES OF THE BOARD AND CORPORATE GOVERNANCE

Board Leadership Structure. Our By-Laws and Corporate Governance Policy delegate to the Board of Directors the right to exercise its discretion to either separate or combine the offices of Chairman of the Board and CEO. This decision is based upon the Board's determination of what is in the best interests of Winnebago Industries and our shareholders, in light of then‑current and anticipated future circumstances and taking into consideration succession planning, skills and experience of the individual(s) filling those positions, and other relevant factors.

At the beginning of Fiscal 2011, upon evaluating the current facts and circumstances relating to the leadership structure of the Board, the Board believed that the interests of Winnebago Industries and its shareholders were best served by a Board leadership structure that continued to combine the roles of Chairman of the Board and CEO with Mr. Robert J. Olson filling those roles primarily because of Mr. Olson's extensive executive management and leadership experience with Winnebago Industries as the Chairman and CEO and former President, Senior Vice President-Operations and Vice President-Manufacturing; a total of 42 years of experience with Winnebago Industries; strong strategic planning, financial, operations, manufacturing and administrative skills and experience; contributions as a current Board member; demonstration of having the highest professional and personal ethics; commitment to enhancing shareholder value; and good working relationship with other Board members.

Subsequent to this determination by the Board, on June 21, 2011, the Nominating and Governance Committee recommended and the Board of Directors elected Randy J. Potts to the position of CEO in addition to his position of President. Mr. Potts has been our CEO and President since June 2011 and President since January 2011. Mr. Potts previously served as Senior Vice President, Strategic Planning; Vice President, Manufacturing; Director of Manufacturing, and as General Manager of Manufacturing Services - a total of 28 years with Winnebago Industries, with strategic planning, manufacturing and administrative skills and experience.

In connection with the election of Mr. Potts as CEO, the Board determined that the Board leadership structure that is most appropriate, given the specific characteristics and circumstances of the Company, the skills and experience of Mr. Olson and Mr. Potts and succession planning considerations, is a leadership structure based on the experienced leadership afforded by a full-time executive Chairman of the Board (currently Mr. Olson, former President and CEO of the Company) and a full-time CEO and President (currently Mr. Potts), both positions being subject to oversight and review by the Company's independent directors.

In addition, when the Chairman of the Board is the CEO or a Winnebago Industries employee, we have a designated independent Lead Director (as defined below), selected by directors who are not Winnebago Industries employees ("Non-Employee Directors"), with clearly delineated and comprehensive duties and responsibilities as set forth in our Corporate Governance Policy; this provides us with a strong counterbalancing governance and leadership structure that is designed so that independent Directors exercise oversight of our management ("Management") and key issues related to strategy and risk. In addition, only independent Directors serve on the Audit Committee, the Human Resources Committee and the Nominating and Governance Committee of the Board; moreover, Non-Employee Directors regularly hold executive sessions of the Board outside the presence of the Chairman and CEO or any other Winnebago employee and meet regularly in private session with the CEO; the Board's independent Directors also hold executive sessions at least once each year; such executive sessions are led by the Lead Director; and we have established a Shareholder and Other Interested Party Communications Policy for all shareholders and other interested parties.

The Board recognizes that, depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. The Company is committed to reviewing this determination on an annual basis.

Lead Director. According to the Company's Corporate Governance Policy, when the Chairman of the Board is also the CEO or an employee of the Company, the Non-Employee Directors shall select an independent director to preside or lead at each executive session (the "Lead Director"). The Company's Corporate Governance Policy sets forth the authority, duties and responsibilities of the Board of Directors' Lead Director as follows: convene and chair meetings of the Non‑Employee Directors in executive session at each Board meeting; convene and chair meetings of the independent directors in executive session no less than once each year; preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management directors and independent directors; solicit the Non-Employee Directors for advice on agenda items for meetings of the Board; serve as a liaison between the Chairman and CEO and the Non‑Employee Directors; collaborate with the Chairman and CEO in developing the agenda for meetings of the Board and approve such agendas; consult with the Chairman and CEO on information that is sent to the Board; collaborate with the Chairman and the CEO and the Chairpersons of the standing committees in developing and managing the schedule of meetings of the Board and approve such schedules; and if requested by major shareholders, ensure that he or she is available for consultation and direct communication. In performing the duties described above, the Lead Director is expected to consult with the Chairs of the appropriate Board committees and solicit their participation. The Lead Director also performs such other duties as may be assigned to the Lead Director by the Company's By-Laws or the Board.

Committees of the Board. The Board has established standing Audit, Human Resources and Nominating and Governance Committees to assist it in the discharge of its responsibilities. Each of such committees is governed by a written charter.

	Committee		
	Audit	**Human Resources**	**Nominating and Governance**
Irvin E. Aal [1]	X	X	
Robert M. Chiusano [1]	X	X	
Jerry N. Currie [1]			X
Joseph W. England [1][2]	X		
Lawrence A. Erickson [1][2]	Chair	X	
John V. Hanson [1]			Chair
Gerald C. Kitch, (Lead Director) [1]		Chair	X
Robert J. Olson			
Number of meetings in 2011	6	4	4
Conducted a self-assessment of its performance	X	X	X

[1] Determined to be "independent" under listing standards of the NYSE and our Director Nomination Policy (defined below).
[2] Designated as an "audit committee financial expert" for purposes of Item 407, Regulation S-K under the Securities Act of 1933, as amended.

The principal responsibilities of each of these committees are described below.

- **Audit Committee.** Each year, the committee appoints independent registered public accountants to examine our financial statements. It reviews with representatives of the independent registered public accountants the auditing arrangements and scope of the independent registered public accountants' examination of the books, results of those audits, any non-audit services, their fees for all such services and any problems identified by and recommendations of the independent registered public accountants regarding internal controls. Others in regular attendance at the Audit Committee meeting typically include: the Chairman; the CEO; the CFO; the Vice President, General Counsel and Secretary; the Treasurer; and the Internal Audit Manager. The Audit Committee meets at least annually with the CFO, the internal auditors and the independent auditors in separate executive sessions. The Audit Committee is also prepared to meet privately at any time at the request of the independent registered public accountants or members of our Management to review any special situation arising on any of the above subjects. The Audit Committee also performs other duties as set forth in its written charter which is available for review on our Web Site at http://www.winnebagoind.com/governance.html. The Audit Committee annually reviews its written charter and recommends to the Board such changes as it deems necessary. Reference is also made to the "Report of the Audit Committee" herein.

- **Human Resources Committee.** The Human Resources Committee's charter, which is available for review on our Web Site at http://www.winnebagoind.com/governance.html, establishes the scope of the committee's duties to include: (1) reviewing and approving corporate goals and objectives relevant to compensation of our CEO, evaluating performance and compensation of our CEO in light of such goals and objectives and establishing compensation levels for other executive officers; (2) overseeing the evaluation of our executive officers (other than the CEO) and approving the general compensation program and salary structure of such executive officers; (3) administering and approving awards under our incentive compensation and equity-based plan; (4) reviewing and approving any executive employment agreements, severance agreements, and change in control agreements and determining policy with respect to Section 162(m) of the Internal Revenue Code of 1986 (the "IRC"); (5) from time to time, reviewing the list of peer group of companies to which we compare ourself for compensation purposes; (6) reviewing and recommending to the Board retainer fees, attendance fees, and other compensation, if any, to be paid to Non-Employee Directors; (7) reviewing and discussing with Management the Compensation Discussion and Analysis section of our Form 10-K and proxy statement; and (8) preparing an annual report on executive compensation for our Form 10-K and proxy statement.

   Role of Executive Officers — In Fiscal 2011, the Human Resources Committee delegated authority to designated members of Management to approve employment compensation packages for certain employees, not including the Named Executive Officers (as defined below), under certain circumstances. Prior to and during Fiscal 2011, Mr. Olson, as Chairman, CEO and President, recommended to the committee proposals for base salary, target short-term incentive levels, actual short-term incentive payouts and long-term incentive grants for the other Named Executive Officers for Fiscal 2011. The committee separately considers, discusses, modifies as appropriate, and takes action on such proposals and the compensation of the Chairman, CEO and President. See "Compensation Discussion and Analysis-Role of Executive Officers in Compensation Decisions" below for further detail.

Role of Compensation Consultants — The Human Resources Committee has periodically utilized an outside compensation consultant for matters relating to executive compensation. In Fiscal 2011, the committee retained a compensation consultant, Towers Watson, to conduct a new study on executive compensation for Fiscal 2012 that was reviewed by the committee in June 2011. No executive compensation decisions for Fiscal 2011 for Named Executive Officers were made in reliance on this June 2011 Towers Watson study. As described in "Compensation Discussion and Analysis - Competitive Benchmarking" below, compensation decisions made prior to June 2011 relied in part upon a Towers Watson (formerly Towers Perrin) consultants study conducted in 2007 for executive compensation matters beginning in Fiscal 2007.

- **Nominating and Governance Committee.** The Nominating and Governance Committee's charter, which is available for review on our Web Site at http://www.winnebagoind.com/governance/html, establishes the scope of the committee's duties to include: (1) adopting policies and procedures for identifying and evaluating director nominees, including nominees recommended by shareholders; (2) identifying and evaluating individuals qualified to become Board members, considering director candidates recommended by shareholders and recommending that the Board select the director nominees for the next annual meeting of shareholders; (3) establishing a process by which shareholders and other interested parties will be able to communicate with members of the Board; and (4) developing and recommending to the Board a Corporate Governance Policy applicable to the Company. The committee recommended to the Board the director-nominees proposed in this Proxy Statement for election by the shareholders. It reviews the qualifications of, and recommends to the Board, candidates to fill Board vacancies as they may occur during the year. The Nominating and Governance Committee will consider suggestions from all sources, including shareholders, regarding possible candidates for director in accordance with our Director Nomination Policy, as discussed below. See also, "Fiscal Year 2012 Shareholder Proposals" below for a summary of the procedures that shareholders must follow.

Our Board of Directors held five meetings during Fiscal 2011. Actions taken by any committee of the Board are reported to the Board of Directors, usually at its next meeting. During Fiscal 2011, all of the directors attended more than 75 percent of the aggregate of Board of Directors' meetings and meetings of committees of the Board on which they served. Our Corporate Governance Policy, discussed below, encourages, but does not require, Board members to attend the Annual Meeting. At the last annual meeting, six of eight directors were in attendance.

Executive Sessions of Non-Employee Directors — Non-Employee Directors meet privately in executive sessions to consider such matters as they deem appropriate, without Management being present, as a routinely scheduled agenda item for every Board meeting. An executive session including only independent directors, as defined in the NYSE listing standards and the Director Nomination Policy (as defined below), is held at least once a year. During Fiscal 2011, all Non-Employee Directors were independent. See "Director Independence" below. Director Gerald C. Kitch was chosen as Lead Director to preside at such executive sessions.

The Board has adopted the Corporate Governance Policy which incorporates the corporate governance principles by which we operate. The Nominating and Governance Committee annually reviews the Corporate Governance Policy and recommends any changes to the Board. A copy of our Corporate Governance Policy is available on our Web Site at http://www.winnebagoind.com/governance.html.

Nominations of Directors Policy. The Nominating and Governance Committee has adopted a Director Nomination Policy (attached as Appendix A to this Proxy Statement) (the "Director Nomination Policy") to assist it in fulfilling its duties and responsibilities in consideration of director nominations.

Briefly, the Nominating and Governance Committee will consider as a candidate any director who has indicated to the Nominating and Governance Committee that he or she is willing to stand for re-election, and who has not reached the age of 75 years prior to the date of re-election to the Board, as well as any other person who is recommended by any shareholder who provides the required information and certifications within the specified time requirements, as set forth in the Director Nomination Policy. The Nominating and Governance Committee may also undertake its own search process for candidates and may retain the services of professional search firms or other third parties to assist in identifying and evaluating potential nominees.

In considering a potential nominee for the Board, candidates also will be assessed in the context of the then‑current composition of the Board, the operating requirements of the Company and the long‑term interests of all shareholders. In conducting this assessment, the Nominating and Governance Committee will consider diversity (including, but not limited to, age, experience and skills) and such other factors as it deems appropriate given the then‑current and anticipated future needs of the Board and the Company, and to maintain a balance of perspectives, qualifications, qualities and skills on the Board. Although the Nominating and Governance Committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the Board members, nominees for each election or appointment of directors will be evaluated using a substantially similar process, without regard to race, religion, gender, national origin or other protected category, and under no circumstances will the Nominating and Governance Committee evaluate nominees recommended by a shareholder of the Company pursuant to a process substantially different than that used for other nominees for the same election or appointment of directors. The Nominating and Governance Committee considers and assesses the implementation and effectiveness of this process in connection with Board nominations annually to assure that it contains an effective mix of individuals to best further the Company's long-term business interests.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria as an "audit committee financial expert" as defined by SEC rules.

Policy and Procedures With Respect to Related Person Transactions. The Board of Directors adopted the Winnebago Industries, Inc. Related Person Transaction Policy and Procedures, which provides that the Nominating and Governance Committee will review and approve Related Person Transactions (as defined below); provided that the Human Resources Committee will review and approve the compensation of each employee who is an immediate family member of a director or executive officer and whose compensation exceeds $120,000. The Chair of the Nominating and Governance Committee has delegated authority to act between committee meetings.

The policy defines a "Related Person Transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any Related Person (as defined below) had, has or will have a direct or indirect material interest, other than:

(1)   competitively bid or regulated public utility services transactions,
(2)   transactions involving trustee type services,
(3)   transactions in which the Related Person's interest arises solely from ownership of our equity securities and all equity security holders received the same benefit on a pro rata basis,
(4)   an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction if:
      (i)   the compensation arising from the relationship or transaction is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules; or
      (ii)   the executive officer is not an immediate family member of another executive officer or director and such compensation would have been reported under the SEC's executive and director compensation proxy statement disclosure rules as compensation earned for services if the executive officer was a "named executive officer," as that term is defined in the SEC's executive and director compensation proxy statement disclosure rules, and such compensation has been or will be approved, or recommended to our Board of Directors for approval, by the Human Resources Committee of our Board of Directors, or
(5)   if the compensation of or transaction with a director is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules.

"Related Person" is defined as (1) each director, director nominee and executive officer, (2) 5 percent or greater beneficial owners, (3) immediate family members of the foregoing persons and (4) any entity in which any of the foregoing persons is a general partner or principal or in a similar position or in which such person and all other related persons to such person has a 10 percent or greater beneficial interest.

The Nominating and Governance Committee will assess whether a proposed transaction is a Related Person Transaction for purposes of the policy. Under the policy, the Chairman of the Nominating and Governance Committee has the authority to pre-approve or ratify (as applicable) any Related Person Transaction with a Related Person in which the aggregate amount involved is expected to be less than $500,000.

The policy recognizes that certain Related Person Transactions are in our best interests and of our shareholders. Each of the following Related Person Transactions are deemed to be pre-approved by the Nominating and Governance Committee pursuant to the policy, even if the aggregate amount involved will exceed $120,000:

•   *Certain transactions with other companies.* Any transaction with another company at which a Related Person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10 percent of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2 percent of that company's total annual revenues.
•   *Certain Company charitable contributions.* Any charitable contribution, grant or endowment by Winnebago Industries or the Winnebago Industries Foundation to a charitable organization, foundation or university at which a Related Person's only relationship is as an employee (other than an officer), if the aggregate amount involved does not exceed $100,000.

The approval procedures in the policy identify the factors the Nominating and Governance Committee will consider in evaluating whether to approve or ratify Related Person Transactions or material amendments to pre-approved Related Person Transactions. The Nominating and Governance Committee will consider all of the relevant facts and circumstances available to the Nominating and Governance Committee, including (if applicable) but not limited to: whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the Related Person's interest in the transaction, and whether the proposed Related Person Transaction is in compliance with or would require disclosure under applicable SEC rules and regulations, NYSE listing requirements and our policies.

The policy provides for the annual pre-approval by the Nominating and Governance Committee of certain Related Person Transactions that are identified in the policy, as the policy may be supplemented and amended. For Fiscal 2011, the Nominating and Governance Committee approved, in accordance with the policy, our banking relations on customary terms with Manufacturers Bank & Trust Company (the "Bank"), Forest City, Iowa. The Bank is a wholly owned subsidiary of MBT Corp. John V. Hanson, a Company Director, owns approximately 33-1/3 percent of MBT Corp.'s outstanding stock. Mr. Hanson is also Chairman of the Board of the Bank and MBT Corp.

Corporate Governance Policies and Codes of Conduct. The Board of Directors has adopted a Corporate Governance Policy, a Director Nomination Policy, a Shareholder and Other Interested Party Communications Policy and written charters for its Audit Committee, Human Resources Committee and Nominating and Governance Committee.

The Board of Directors also has adopted a Code of Ethics applicable to all of our directors, officers and employees and the Code of Ethics for CEO and Senior Financial Officers (including the CFO and the Treasurer). These policies, charters, codes and other items relating to our governance are available on our Web Site at http://www.winnebagoind.com/governance.html. These documents are also available in print free of charge to any shareholder who requests them in writing from: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 605 West Crystal Lake Road, Forest City, Iowa 50436. Information contained on our Web Site is not incorporated into this Proxy Statement or other securities filings.

Director Independence. Under our Corporate Governance Policy and NYSE rules, the Board must have a majority of directors who meet the standards for independence under our Director Nomination Policy and applicable NYSE rules, respectively. The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence. In accordance with the Director Nomination Policy, the Board undertook its annual review of director and director nominee independence. During this review, the Board considered all of the relevant facts and circumstances, including a review of all transactions and relationships between each director and director nominee or any member of his immediate family and the Company and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between directors, nominees or any member of their immediate family (or any entity of which a director, director nominee or an immediate family member is an executive officer, general partner or significant equity holder). As provided in the Director Nomination Policy, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director or nominee is independent. As a result of this review, the Board, at its meeting in October 2011, affirmatively determined that Mr. Aal (Class I director), Mr. Chiusano (Class II director), Mr. Currie (Class II director), Mr. England (Class I director), Mr. Erickson (Class II director), Mr. Hanson (Class III director), Mr. Kitch (Class III director), and Mr. Mark T. Schroepfer (nominee for Class III director), are independent as defined by the relevant provisions of applicable law, the NYSE listing standards and our Director Nomination Policy and that each independent director has no material relationship with Winnebago Industries.

As a result, all members of the Audit Committee, Human Resources Committee and Nominating and Governance Committee are independent under these standards.

Mr. Olson (Class III director and nominee for re-election) is not considered independent because of his employment as Chairman of the Company. Mr. Potts (nominee for Class III director) is not considered independent because of his employment as CEO and President of the Company.

Shareholder and Other Interested Party Communications with Directors. The Nominating and Governance Committee has adopted a policy for shareholders and other interested parties to send communications to the Board. Shareholders and other interested parties who desire to communicate with our directors or a particular director may write to: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 605 West Crystal Lake Road, Forest City, Iowa 50436; or e-mail: rbeebe@winnebagoind.com. All communications must be accompanied by the following information (i) if the person submitting the communication is a shareholder, a statement of the number of shares of Common Stock that the person holds; (ii) if the person submitting the communication is not a shareholder and is submitting the communication to the non-Management directors as an interested party, the nature of the person's interest in Winnebago Industries; (iii) any special interest, meaning an interest not in the capacity of a shareholder, of the person in the subject matter of the communication; and (iv) the address, telephone number and e-mail address, if any, of the person submitting the communication. Communications received from shareholders and other interested parties to the Board of Directors will be reviewed by the Vice President-General Counsel and Secretary, or such other person designated by all non-Management members of the Board, and if they are relevant to, and consistent with, our operations and policies that are approved by all non-Management members of the Board, they will be forwarded to the Lead Director or applicable Board member or members as expeditiously as reasonably practicable.

Risk Management Oversight Process. We face a number of material risks, including financial and operational risks. Given the importance of monitoring these risks, the Board has charged its Audit Committee with oversight responsibility of the Company's overall risk management practices and policies, which includes the review with Management of policies and analyses with respect to financial risk and fraud risk assessment and related risk management. The Audit Committee meets on a regular basis to review the business risk management practices, at which time applicable members of senior management, including our Chairman, CEO, and CFO, provide reports to the Audit Committee. While the Audit Committee retains this oversight responsibility, it coordinates this oversight with other committees of the Board having primary oversight responsibility for specific risks (see "Committees of the Board" above). Each of the Board's standing committees, in turn, receives regular reports from members of senior management concerning Management's assessment of Company risks within the purview of such committee.

Notwithstanding the Board's oversight delegation to the Audit Committee, the entire Board is actively involved in risk oversight. The Audit Committee annually reviews for the Board which committees maintain oversight responsibilities described above and the overall effectiveness of the policies and programs. In addition, at each of its meetings, the Board receives a report from the Chair of the Audit Committee, as well as from the Chair of each of the Board's other standing committees, each of which is chaired by an independent director. The Board then discusses and deliberates on the Company's risk management policies and practices. Through the process outlined above, the Board believes that the leadership structure of the Board supports effective oversight of the Company's risk management.

DIRECTOR COMPENSATION

Employee directors receive no additional compensation for serving on the Board or its committees. In Fiscal 2009, as a result of economic conditions affecting the broader U.S. economy and our financial performance, the Board reduced the annual retainer paid to Non-Employee Directors by 20 percent from $25,000 to $20,000 per annum beginning March 25, 2009 (paid in monthly installments). These reductions in the annual board retainer remained in place through Fiscal 2010 and continued through the second fiscal quarter of Fiscal 2011. The Board of Directors reversed the annual retainer reduction beginning in March 2011. During Fiscal 2011, all Non-Employee Directors also received a $1,000 per day attendance fee for Board and committee meetings and a $500 fee for participation in Board or committee meetings held telephonically. During Fiscal 2011, the Audit Committee Chairman received an annual retainer of $5,000 (paid in monthly installments) and the Chairmen of other Board Committees received an annual retainer of $4,000 (paid in monthly installments).

Commencing in Fiscal 2007, each Non-Employee Director received an annual restricted stock grant of 1,000 shares pursuant to the Winnebago Industries, Inc. 2004 Incentive Compensation Plan, as amended (the "2004 Plan"). These restricted shares may not be sold until the Non-Employee Director retires from the Board. This annual grant of restricted stock was increased to 1,500 shares in Fiscal 2008. In Fiscal 2009 and Fiscal 2010, as part of our cost reduction measures, no awards of restricted stock or stock options were made to Non-Employee Directors. On March 23, 2011, the Board of Directors approved a restricted stock grant of 2,000 shares to each Non-Employee Director pursuant to the 2004 Plan.

Upon the review of a June 2011 Towers Watson study relating to director compensation, the Human Resources Committee recommended, and the Board of Directors approved, certain changes to Board compensation to take place at the beginning of Fiscal 2012. The adjustments, which were effective beginning September 2011, are intended to provide Non-Employee Directors with a competitive compensation package to continue to attract and retain well qualified Board members. Those adjustments provide for the following changes: annual retainer to increase from $25,000 to $30,000 (paid in monthly installments), Audit Committee Chairman receives an annual retainer increase from $5,000 to $10,000 (paid in monthly installments), the Chairmen of the other Board committees receive an annual retainer increase from $4,000 to $5,000 (paid in monthly installments), meeting fees to increase from $1,000 to $1,200 per day (regardless of the number of meetings attended in that day). Compensation for participation in Board or committee meetings telephonically remains at $500.

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid to each Non-Employee Director for Fiscal 2011, other than reimbursement for travel expenses:

Director	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[2]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[3]	All Other Compensation[4][5]	Total
Irvin E. Aal	$ 36,000	$ 26,980	$ —	$ —	$ 4,500	$ 67,480
Robert M. Chiusano	32,000	26,980	—	—	8,000	66,980
Jerry N. Currie	31,000	26,980	—	—	—	57,980
Joseph W. England	29,000	26,980	—	—	7,250	63,230
Lawrence A. Erickson	37,000	26,980	—	—	9,250	73,230
John V. Hanson	33,500	26,980	—	—	—	60,480
Gerald C. Kitch	35,000	26,980	—	—	8,750	70,730

(1) This amount represents 2,000 shares of the Company's Common Stock that were granted to each Non-Employee Director pursuant to the 2004 Plan on March 23, 2011 at a price of $13.49 per share, the closing market price of the Company's Common Stock as quoted on the NYSE.

(2) No awards of options, stock appreciation rights or similar equity-based compensation instruments that have option-like features were made in Fiscal 2011.

NON-EMPLOYEE DIRECTOR HOLDINGS AS OF OCTOBER 4, 2011

As of October 4, 2011, the aggregate number of restricted stock awards, stock option awards and Winnebago Stock Units held by each Non-Employee Director was:

Director	Restricted Stock Awards	Stock Options	Winnebago Stock Units
Irvin E. Aal	4,500	28,000	16,886
Robert M. Chiusano	2,000	—	12,980
Jerry N. Currie	7,500	20,000	—
Joseph W. England	4,500	20,000	27,833
Lawrence A. Erickson	4,500	14,000	21,663
John V. Hanson	4,760	20,000	—
Gerald C. Kitch	4,500	20,000	42,766

(3) No interest was paid in excess of 120% of the applicable federal long-term rates in effect during Fiscal 2011 under the Directors' Deferred Compensation Plan.

(4) This amount includes a matching Company contribution equal to 25% of the cash retainer and fees that are deferred in Winnebago Stock Units at the election of directors Aal, Chiusano, England, Erickson and Kitch and are accrued under the Directors' Deferred Compensation Plan. The Winnebago Stock Units are to be settled 100% in Common Stock upon the earliest of the following events: director's termination of service, death or disability or a "change of control" the Company, as defined in said plan.

(5) None of the directors received perquisites and other personal benefits in an aggregate amount of $10,000 or more.

Effective April 1, 1997, the Board of Directors adopted the Winnebago Industries, Inc. Directors' Deferred Compensation Plan (as amended, the "Directors' Deferred Compensation Plan"). The purpose of the Directors' Deferred Compensation Plan is to enable Non-Employee Directors (the "Participants") to receive their fees and retainers as members of the Board of Directors and Committees of the Board (the "Deferred Compensation") in a form other than as direct payments. A Participant may elect to apply either 50 or 100 percent of his or her Deferred Compensation to either, but not both, of the following forms: "Money Credits" or "Winnebago Stock Units." Money Credits are units credited in the form of dollars in accordance with the Participant's election to such Participant's account established by the Company. The Money Credits accrue interest from the credit date. The interest rate to be applied to the Participant's Money Credits is the 30-year Treasury bond yield as of the first business day of the plan year. The Board of Directors may from time to time prescribe additional methods for the accrual of interest on Money Credits with respect to Deferred Compensation. Winnebago Stock Units are units credited in the form of Common Stock of the Company in accordance with the Participant's election to such Participant's account established by the Company. The Common Stock utilized for purposes of the Directors' Deferred Compensation Plan will be our treasury shares and like all Common Stock, generally, will accrue dividends, if any, paid by us on our Common Stock. Winnebago Stock Units will be recorded in such Participant's account on the basis of the mean between the high and the low prices of the Common Stock of the Company on the date upon which the account is to be credited, as officially reported by the NYSE. Any Participant investing Deferred Compensation in Winnebago Stock Units will receive a matching contribution from the Company equal to 25 percent of the Deferred Compensation so invested, which will be credited to the Participant's account and invested in Winnebago Stock Units.

The matching contribution to a Participant's Winnebago Stock Unit account will vest on a graduated basis at the rate of 33-1/3 percent for each complete 12-month period of service as a director following the effective date of the Directors' Deferred Compensation Plan. Any matching Winnebago Stock Units thereafter recorded in the Participant's account after the Participant's completion of 36 months of service after the effective date of the Directors' Deferred Compensation Plan will be fully vested and nonforfeitable. Notwithstanding the above, the Participant's Winnebago Stock Unit account will become fully vested upon his or her attainment of age 69-1/2 while serving as a director. Under the Directors' Deferred Compensation Plan, participants are restricted from selling the Common Stock underlying the Winnebago Stock Units until the date the participant retires from the Board of Directors. In the event that a Participant terminates his or her service as a director, any unvested Winnebago Stock Units will be forfeited by the director. The Winnebago Stock Units credited to Participant's accounts are included in the Common Stock ownership table under the caption "Voting Securities and Principal Holders Thereof." The directors, however, do not have any rights in or against any shares of Common Stock credited to their account.

In the event of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar corporate change, if the Directors' Deferred Compensation Plan administrator determines, in its sole discretion, that such change equitably requires an adjustment in the number of Winnebago Stock Units then held in a Participant's Winnebago Stock Unit account, such adjustments will be made by the Directors' Deferred Compensation Plan administrator and will be conclusive and binding for all purposes of said plan.

In the event of a "change of control" of the Company, as defined in the Directors' Deferred Compensation Plan, a Participant will receive a lump-sum distribution of his or her account within 30 days following his or her termination of service as a director after such change in control. Notwithstanding the above, in no event will a Participant's receipt of a distribution of Winnebago Stock Units from his or her accounts precede the six-month anniversary of his or her election to convert Deferred Compensation into Winnebago Stock Units.

Unless terminated earlier by the Board of Directors, the Directors' Deferred Compensation Plan terminates on June 30, 2013.

The 2004 Plan provides that Non-Employee Directors may receive "Stock Awards," "Performance Awards" or "Non-qualified Stock Options" each as defined under the 2004 Plan (collectively, "Director Awards") and may not be granted incentive stock options. Terms, conditions and limitations applicable to any Stock Awards or Performance Awards granted to a Non-Employee Director pursuant to this plan shall be determined by the Board. On the grant date, the grant price of a Non-qualified Stock Option shall be not less than the fair market value of the Common Stock subject to such Option. The term of the Non-qualified Stock Option shall extend no more than ten years after the grant date. Non-qualified Stock Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Non-qualified Stock Options awarded to directors pursuant to the 2004 Plan, including the grant price, the term of the Non-qualified Stock Options, the number of shares of Common Stock subject to the Non-qualified Stock Option and the date or dates upon which they become exercisable, shall be determined by the Human Resources Committee. No participant may be granted, during any fiscal year, Director Awards consisting of Stock Awards or Performance Awards covering or relating to more than 10,000 shares of Common Stock or Non-qualified Stock Options for more than 20,000 shares of Common Stock during any fiscal year.

Director Stock Ownership Guidelines — Our Corporate Governance Policy states that Non-Employee Directors have guidelines encouraging ownership of Common Stock, Stock Units or other equity equivalents equal in aggregate value to 250 percent of their annual director compensation.

ITEM 1

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes with staggered terms, each consisting of approximately one-third of the total number of the members of the Board of Directors. Directors are elected for a term of three years. At the Annual Meeting, the term of office of the Class III directors (Messrs. John V. Hanson, Gerald C. Kitch, and Robert J. Olson) will expire, and three persons will be elected to serve in that class until the annual meeting following our Fiscal Year 2014 or until their respective successors is elected. The terms of office of the Class I and Class II directors will expire at the annual meetings following our Fiscal Years 2012 and 2013, respectively. Each of our directors and director nominees currently serves as a director or executive officer of the Company, except for Mr. Mark T. Schroepfer, who was recommended for nomination by a non-Management member of the Board.

At a meeting of the Board of Directors held on June 21, 2011, John V. Hanson and Gerald C. Kitch each notified the Company of his respective decision not to stand for re-election as a Class III director and to retire from the Board, effective as of the date of the Annual Meeting. Subsequently, on October 12, 2011, Joseph W. England submitted his resignation from the Board due to health reasons, to be effective on December 14, 2011. The Board has expressed its intention to appoint Mr. Kitch and Mr. Kitch has agreed to complete the unexpired portion of Mr. England's term as a Class I director beginning at its meeting on December 14, 2011. We thank Mr. Hanson and Mr. England for their service, contributions and leadership throughout their tenure as directors and, in the case of Mr. Hanson, for his many years of prior service as an officer of the Company.

Mr. Hanson, 69, has been a director since 1996, and also served as a director from 1967 to 1979 and from 1985 to 1989. Mr. Hanson is a former Deputy Chairman of the Board of Directors of Winnebago Industries and previously held numerous executive and management positions within the Company over many years. Based primarily upon Mr. Hanson's long-term experience and knowledge of Winnebago Industries, its business operations and work culture, his contributions to and insights of the recreational vehicle industry as a whole, his extensive executive management and leadership experience as the former Deputy Chairman of the

Board of Directors of the Company, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. Hanson should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

Mr. Kitch, 73, has been a director since 1996. Mr. Kitch is a former Executive Vice President of Pentair, Inc., a diversified operating company. He currently serves as our Lead Director as selected by the Non-Employee Directors. Based primarily upon Mr. Kitch's significant experiences gained in executive management positions and his specific skills and knowledge of acquisitions, diversification and operational management, his leadership experiences as a former Executive Vice President of a diversified manufacturing company, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. Kitch should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE DIRECTOR NOMINEES.

Nominees for Class III Directors to be Elected to Serve Until the Annual Meeting Following Fiscal Year 2014:

• **Robert J. Olson**, 60, has been a director since 2008. Mr. Olson currently serves as Chairman of the Board of Winnebago Industries and has served in that capacity since May 2008. Previously he served as CEO (from May 2008 to June 2011), President (from May 2007 to January 2011), Vice President - Manufacturing (from August 1996 to January 2006) and numerous other positions within Winnebago Industries since his initial employment commenced in 1969. Based primarily upon Mr. Olson's extensive knowledge of Winnebago Industries and experiences gained as a result of his over 36 years in various management positions at Winnebago Industries, his specific skills in strategic planning, financial operations, manufacturing and administration, his industry-wide contributions as a member of the Executive Committee of the Recreation Vehicle Industry Association Board of Directors and Co-Chairman of the Go RVing coalition, and his tenure and contributions as a current Board member and as current Chairman, the Board concluded that Mr. Olson should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

• **Randy J. Potts**, 52, CEO (since June 2011) and President (since January 2011) of Winnebago Industries, has not previously served as a director. Previously he served as Senior Vice President - Strategic Planning (from November 2009 to January 2011), Vice President - Manufacturing (from 2006 to 2009), and various engineering and management positions within Winnebago Industries since his initial employment commenced in 1983. Based on Mr. Potts' extensive knowledge of Winnebago Industries and experiences gained as a result of his over 25 years in various management positions at Winnebago Industries, his specific skills in strategic planning, financial operations, engineering, manufacturing and administration, the Board concluded that Mr. Potts should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

• **Mark T. Schroepfer**, 64, has not previously served as a director. Mr. Schroepfer served as President, CEO, and Chairman of Lincoln Industrial Corp, a world leading designer and supplier of highly engineered lubrication systems from 1996 to 2005. From 1987 to 1995, Mr. Schroepfer served as Vice President of Finance and MIS, Corporate Controller, and President of Penwald Insurance Company. Based upon Mr. Schroepfer's significant skills and experience in manufacturing and financial operations and his leadership experience, the Board concluded that Mr. Schroepfer should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

The Nominating and Governance Committee recommended, and the Board approved, the nomination of each person above.

Discretionary authority is solicited to vote for the election of a substitute for any of the Class III director nominees (Messrs. Olson, Potts or Schroepfer) who, for any reason currently unknown, cannot be a candidate for election. The shares represented by proxy will be voted for the election as directors of these Class III directors named above if no direction is made otherwise. Please refer to "Voting Securities and Principal Holders Thereof" herein with respect to beneficial ownership of our Common Stock for each of our directors and nominees for director.

Class I Directors Whose Terms Expire at the Annual Meeting Following Fiscal Year 2012:

• **Irvin E. Aal**, 72, has been a director since 2004. Mr. Aal is a former General Manager of the Case Tyler Business of CNH Global and predecessor corporation, a manufacturer of banded application business equipment. He is also the previous President and CEO of Tyler Industries, a privately owned specialized agricultural equipment manufacturing company. Based primarily upon Mr. Aal's significant skills and experience in manufacturing operations, sales and marketing, his leadership experience as a former President and Chief Executive Officer of an agricultural equipment manufacturer and General Manager of a global business equipment manufacturer, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. Aal should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

• **Joseph W. England**, 71, has been a director since 2001. Mr. England is a former Senior Vice President - Accounting - Control of Deere and Company, a mobile power equipment manufacturer. In addition, Mr. England has served as a director of First

Midwest Bancorp, Inc. since 1986. Based primarily upon Mr. England's significant experience in the areas of finance, accounting and public company audits, his leadership experience as a former Vice President-Accounting-Control at a mobile power equipment manufacturer, his experience as a director at another public company, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. England should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

As described above, Mr. England has resigned from the Board effective December 14, 2011. The Board has expressed its intention to appoint Mr. Kitch to serve the remainder of Mr. England's term as a Class I director.

Class II Directors Whose Terms Expire at the Annual Meeting Following Fiscal Year 2013:

- **Robert M. Chiusano**, 60, has been a director since 2008. Mr. Chiusano is currently a principal of RMC Consulting, a company focused on leadership development and operational excellence. Additionally, Mr. Chiusano is a former Executive Vice President and Special Assistant to the CEO and a former Executive Vice President and Chief Operating Officer - Commercial Systems of Rockwell Collins, Inc., a provider of communication and aviation electronic solutions for commercial and military applications. Based primarily upon Mr. Chiusano's extensive knowledge of strategic and organizational planning and acquisition management, his leadership experience as a former Executive Vice President at a communications and aviation electronics manufacturer, his tenure and contributions as a current Board and Board committee member, as well as his contributions as a community director to the University of Iowa Engineering Advisory Board and Coe College Board of Trustees, the Board concluded that Mr. Chiusano should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

- **Jerry N. Currie**, 66, has been a director since 1996. Mr. Currie is currently President and CEO of CURRIES Company, a manufacturer of steel doors and frames for the nonresidential construction industry. CURRIES Company is owned by ASSA ABLOY, a global leader in door opening solutions. Based primarily upon Mr. Currie's significant experiences gained in manufacturing management and operations, his leadership experiences as the current President and CEO at manufacturing companies, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. Currie should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

- **Lawrence A. Erickson**, 62, has been a director since 2005. Mr. Erickson is a former Senior Vice President and CFO of Rockwell Collins, Inc. Based primarily upon Mr. Erickson's significant experience in the areas of finance, accounting and auditing with public companies, his leadership experiences as a former Senior Vice President and CFO at a communications and aviation electronics manufacturer, and his tenure and contributions as a current Board and Board committee member, the Board concluded that Mr. Erickson should serve as a director of Winnebago Industries at the time this Proxy Statement is filed with the SEC.

All of the foregoing have been employed in their principal occupation or other responsible positions with the same organization for at least the last five years or are currently retired after having served in responsible positions with the organization indicated.

EXECUTIVE COMPENSATION

Overview

Our success has been and will be dependent on, among other things, our ability to attract, retain, motivate and reward the best talent available to us, including the employees identified in this Proxy Statement. The following provides an overview of the more detailed disclosure set forth in this section.

The primary objectives of our executive compensation programs are to attract and retain key executives critical to us; to align the interests of our Management with those of our shareholders; to integrate compensation with our business plans; and to reward for both business and individual performance, whereby a substantial portion of each executive officer's total compensation potential is a function of performance incentives.

Overall, we normally compensate our executive officers with base salary, annual incentive awards and long-term incentives. For our executives as a group, we generally emphasize a conservative base salary compensation. We alternatively provide the potential for a greater incentive compensation component of total executive compensation. Annual and long-term operational and strategic goals identified by Management and approved by the Human Resources Committee of the Board of Directors (the "Committee") are the foundation for the performance measurements used to determine annual and long-term incentive payouts to our executive officers.

Beginning in Fiscal 2009, we experienced economic conditions that were unprecedented within the history of the recreational vehicle industry. The decline in the U.S. economy during this period resulted in the demand for recreational vehicles reaching historically low levels. The recreational vehicle industry, and specifically the motor home market, has continued to be challenged, demonstrating only slight improvement during Fiscal 2010 and in Fiscal 2011. In direct response to the negative economic conditions affecting the broader U.S. economy and our economic performance during Fiscal 2009 and 2010, we initiated numerous cost reductions which were substantially continued through Fiscal 2011, including certain actions directly related to executive compensation. These compensation-related cost reductions, as more fully discussed in the "Compensation Discussion and Analysis" section below, include:

- elimination of annual merit-based salary increases for all salaried employees including executive officers;
- a substantial reduction of the base salary payable to executive officers, effective March 2009 continued through the first half of Fiscal 2011;
- a reduced level of 401(k) company matching contributions for all participants, including executive officers; and
- no payments made under our annual and long-term incentive compensation plans.

However, in order to effectively retain, incentivize and further align the interests of Management and the shareholders, we restored the base salary levels of all salaried employees, including executive officers, effective February 28, 2011, to the base salary levels that were in effect prior to March 2009. Certain additional base salary adjustments for Named Executive Officers were also made during Fiscal 2011 as a result of increased responsibility and promotion. In addition, restricted stock awards were granted to our key employees on March 23, 2011. No restricted stock awards had been granted since October 2007.

In light of the philosophy and objectives of our executive compensation program described below, we believe that the basic elements of compensation offered to our executives were appropriate for Fiscal 2011. Although we remain subject to the economic environment negatively affecting the recreational vehicle industry, we are determined to provide adequate compensation programs necessary to retain and motivate our executives to implement strategic initiatives we believe are necessary to increase shareholder value and maintain consistent profitability in the future.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our executive compensation program. Throughout this discussion, we refer to our Named Executive Officers. The following individuals are our Named Executive Officers for Fiscal 2011:

- Robert J. Olson, Chairman of the Board
- Randy J. Potts, CEO and President
- Raymond M. Beebe, Vice President, General Counsel and Secretary
- Roger W. Martin, Vice President, Sales and Marketing
- Sarah N. Nielsen, Vice President, CFO
- William J. O'Leary, Vice President, Product Development

The Human Resources Committee. The Committee is responsible for discharging the Board's responsibilities relating to the compensation of the Named Executive Officers, for approving and evaluating all compensation of Named Executive Officers, including salaries, bonuses, compensation plans and policies, and other incentive programs. The Committee members are all independent directors. The Committee acts pursuant to a charter that has been approved by our Board. Committee meetings are held regularly throughout the year, with four meetings typically held per fiscal year. The Committee meetings, in most instances, occur prior to regularly scheduled Board meetings, with telephonic meetings occurring as necessary. Other members of our Board of Directors are invited to attend the Committee meetings. In addition, others in regular attendance at the Committee meeting typically include the Chairman, the CEO and the Vice President, Administration.

Compensation Philosophy. The Committee believes that the most effective compensation program is one that is designed to reward the achievement of our specific annual, long-term and strategic goals, and which aligns executives' interests with those of the shareholders by rewarding performance above established thresholds, with the ultimate objective of improving shareholder value. The Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our Compensation Peers (as defined below). Accordingly, the Committee believes executive compensation packages provided to our executives, including the Named Executive Officers, should include both cash and stock-based compensation that reward performance as measured against established goals.

Compensation Objectives. The Committee has worked with Management to design the current executive compensation programs, following the belief that compensation should reflect the value created for the shareholders while furthering our strategic goals. In doing so, we instituted our compensation programs to achieve the following goals:

- align the interests of Management with those of shareholders;
- provide fair and competitive compensation;
- integrate compensation with our business plans;
- reward both business and individual performance; and
- attract and retain key executives critical to our success.

These objectives emphasize pay for performance by providing an incentive opportunity for at or above average performance. In accordance with these compensation objectives, the Named Executive Officers received no incentive compensation as a result of our economic performance in Fiscal 2011.

Competitive Benchmarking. In making compensation decisions, the Committee, at times, compares certain elements of total compensation against other comparable publicly traded and privately held companies in the same or related industry as ours, described below as the "Consultant Industry Group" and the "Proxy Industry Group" (collectively, the "Compensation Peers").

The Committee has the sole authority to retain or terminate any compensation consultant used in the evaluation of compensation packages and has the sole authority to approve the consultant's fees. In Fiscal 2007, the Committee engaged an outside compensation consultant, Towers Watson (formerly Towers Perrin) (the "Consultant"), to conduct an analysis of the total compensation paid to our key executives, compared to companies of two comparative groups to which we may compete for talent (hereinafter, the "2007 Compensation Analysis"). The Consultant was retained by the Board and has not performed any services for Management.

The Consultant maintains a proprietary executive compensation database that contains information on the various compensation elements of over 500 publicly traded and privately held companies across several industries (the "General Consultant Database"). The Committee reviewed compensation information contained in the General Consultant Database and, in Fiscal 2007, additionally requested the Consultant to prepare compensation data from two comparator groups of companies that the Committee believed are more reflective of the market in which we compete for executive talent.

First, after examining the list of companies in the General Consultant Database, the Committee and Consultant formulated a group of companies found in the General Consultant Database that consisted of public and private companies generally considered to be in the same or related industry as ours, to include the following (the "Consultant Industry Group"):

American Transmission Co.	Freightliner, LLC	Milacron Inc.
AMETEK, Inc.	Harley-Davidson, Inc.	Modine Manufacturing Co.
Arctic Cat, Inc.	Harsco Corporation	Molex Incorporated
ArvinMeritor, Inc.	Herman Miller, Inc.	Monaco Coach Corporation
AutoZone, Inc.	HNI Corporation	Regal-Beloit Corporation
Barnes Group, Inc.	IDEX Corporation	Robert Bosch GmbH
Black & Decker Corporation	International Truck & Engine Corp.	Rockwell Collins, Inc.
Brady Corporation	Jostens, Inc.	SENCORP Inc.
Corn Products International, Inc.	Kennametal, Inc.	Steelcase Inc.
Donaldson Company, Inc.	Kohler Co.	Terex Corporation
Eaton Corporation	Makino, Inc.	The Timken Company
Federal-Mogul Corporation	McDermott International, Inc.	The Toro Company
Fleetwood Enterprises, Inc.	Metaldyne Corporation	Tower Automotive LLC

The Committee and the Consultant separately considered data from proxy statements filed with the SEC by the following public companies that were generally considered to be in the same or related industry as ours, information for which may or may not have been made part of the General Consultant Database (the "Proxy Industry Group"):

Actuant Corp.	GenTek Inc.	Polaris Industries Inc.
ATC Technology Corp.	Graco Inc.	Regal-Beloit Corporation
Arctic Cat, Inc.	Harsco Corp.	Snap-On Inc.
BorgWarner Inc.	Idex Corp.	Standard Motor Products Inc.
Briggs & Stratton Corp.	Kennametal, Inc.	Standex International Corp.
Carlisle Companies Inc.	Milacron Inc.	Stewart & Stevenson Services Inc.
Clarcor Inc.	Modine Manufacturing Co.	Tennant Co.
Coachmen Industries Inc.	Monaco Coach Corporation	Thor Industries Inc.
Crane Co.	National RV Holdings Inc.	The Toro Company
Donaldson Co. Inc.	Nordson Corp.	Tower Automotive LLC
Federal Signal Corp.	Oshkosh Corp.	Wabash National Corp.
Fleetwood Enterprises Inc.	Pall Corp.	Watts Water Technologies Inc.
Flowserve Corp.	Pentair Inc.	

Factors used in selecting companies in each of the Consultant Industry Group and the Proxy Industry Group, included:
- the company's focus on manufacturing;
- revenue size in comparison with ours; and
- participation in automotive, transportation, recreational or lifestyle industries.

As part of the 2007 Compensation Analysis, the Committee and Consultant compared data from each of the Consultant Industry Group and Proxy Industry Group to data contained in the General Consultant Database and utilized, among other information, observations relating to data pertaining to specific job categories and industry trends. Market data in the General Consultant Database was adjusted according to these observations and regressed to our revenue size. The market analysis included data on fixed pay (base pay), and variable compensation (annual and long-term incentives).

In light of the economic conditions facing the Company, no annual base salary adjustments for Named Executive Officers were recommended by the Committee, except for the restoration of base salary levels effective February 28, 2011 to the base salary levels that were in effect prior to March 2009 or for adjustments made as a result of increased responsibility and promotion. See "Base Salary" below. As a result, the Committee did not engage the Consultant to update the 2007 Compensation Analysis or to conduct a new benchmarking analysis for the purposes of making decisions for compensation payable in Fiscal 2011. Instead, the Committee relied, in part, on certain benchmark information derived from the Fiscal 2007 Consultant Industry Group and the Proxy Industry Group as a basis for such decisions.

In addition, for Fiscal 2011, for the purpose of determining certain performance metrics used for the Officer Incentive Compensation Plan Fiscal Period 2011 and for the Long-Term Incentive Plan Fiscal 2011-2013, the Committee compared return on equity ("ROE") and return on invested capital ("ROIC") data with approximately 50 companies within the same transportation Standard Industrial Classification Code that were operationally profitable on a trailing 12 month basis at the time of determination. Those companies include the following (the "Transportation Group"):

AAR Corp.	Fuel Systems Solutions Inc.	Spirit AeroSystems Holdings Inc. (Cl A)
AeroVironment Inc.	GenCorp Inc.	Stoneridge Inc.
American Axle & Mfg. Holdings Inc.	Gentex Corp.	Strattec Security Corp.
Amerigon Inc.	Goodrich Corp.	Superior Industries International
Arctic Cat Inc.	Harley-Davidson Inc.	Teleflex Inc.
Autoliv Inc.	Heico Corp.	Tenneco Inc.
BE Aerospace Inc.	Heroux-Devtek Inc.	Textron Inc.
BMW AG	Honeywell International Inc.	Thor Industries Inc.
Boeing Co.	Ladish Co. Inc.	Todd Shipyards Corp.
Bombardier Inc.	Lockheed Martin Corp.	TransDigm Group Inc.
BorgWarner Inc.	Miller Industries Inc.	Trinity Industries Inc.
CPI Aerostructures Inc.	Orbital Sciences Corp.	Triumph Group Inc.
Ducommun Inc.	Paccar Inc.	TRW Automotive Holdings Group
Federal-Mogul Corp.	Polaris Industries Inc.	Vector Aerospace Corp.
Federal Signal Corp.	Portec Rail Products Inc.	Wabtec
Force Protection Inc.	SIFCO Industries Inc.	
Ford Motor Co.	Spartan Motors Inc.	

Compensation Process. The Committee reviews the benchmarking and performance evaluations prepared by Management in determining the appropriate aggregate and individual compensation levels for the performance year. In conducting its review, the Committee considers our quantitative performance results; the overall need of the Company to attract, retain and motivate the executive team and the total cost of compensation programs.

In addition to the above, the Committee, at least annually, reviews executive compensation and benefits of the Named Executive Officers through the use of tally sheets. Each tally sheet identifies anticipated dollar amounts for individual components of executive compensation, including base salary, annual incentives, long-term incentives, equity awards, deferred compensation, benefits, perquisites and potential change in control and severance payments. Each year's decisions for setting compensation targets for each annual and three-year incentive compensation measuring period are based on the Committee's evaluation of our business needs, goals and environment for that year.

Role of Executive Officers in Compensation Decisions. The Committee makes all compensation decisions for Named Executive Officers and approves recommendations regarding salaries, bonuses, and compensation plans and policies, and other incentive programs. For compensation decisions made prior to Fiscal 2011, Mr. Olson, the former CEO, reviewed the performance of each Named Executive Officer (other than the CEO, whose performance was reviewed by the Committee). The CEO made recommendations for Fiscal 2011 compensation to the Committee based upon this review and the Committee, in turn, exercised its discretion in modifying any recommended adjustments or awards to Named Executive Officers.

For decisions relating to compensation beginning in Fiscal 2012, subsequent to the election of Mr. Potts to the position of CEO, the CEO, with input of the Chairman, annually reviews the performance of each Named Executive Officer (other than the CEO and Chairman). The CEO's performance is directly reviewed by the Chairman and the Committee and the Chairman's performance is reviewed directly by the Committee. The conclusions reached and recommendations made by the CEO and Chairman, respectively, including any salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to each of the Named Executive Officers.

As noted above, the Committee directly evaluates the performance of the Chairman, Robert J. Olson (who also was evaluated for his performance as CEO through June 21, 2011) and Randy J. Potts (elected CEO June 21, 2011). That review is conducted at least annually with full Board participation (excluding the Chairman and CEO, as applicable). The Committee ultimately must approve all compensation decisions for all executives, including the Chairman and the CEO.

Determining the CEO's Compensation. Prior to Fiscal 2011, the Committee made a recommendation to the Board for Mr. Olson's

Fiscal 2011 total compensation package as Chairman and CEO of the Company. The Committee met in executive session to formulate its recommendation for Mr. Olson's base pay, target annual and long-term incentive compensation and stock-based compensation to the Board. These recommendations were based upon:

- an evaluation of total compensation made to chief executive officers by certain of the Company's compensation peers;
- an evaluation of the CEO's performance for the fiscal year conducted by the Committee;
- an evaluation of the proposed total compensation of the CEO in comparison to other Named Executive Officers;
- a comparison of the differential of total compensation made to chief executive officers in the Company's Compensation Peers; and
- economic conditions.

The Committee utilized these same factors in formulating any adjustments to Mr. Potts' base pay, target annual and long-term incentive compensation and stock-based compensation for and during Fiscal 2011 and in compensation decisions for Mr. Potts for Fiscal 2012.

Determining the Chair's Compensation. Beginning in Fiscal 2011, the Committee makes recommendations to the Board for the Chairman's base pay, target annual and long-term incentive compensation and stock-based compensation based upon:

- an evaluation of total compensation made to the position of executive chairman by certain of the Company's Compensation Peers;
- an evaluation of the Chairman's performance for the fiscal year conducted by the Committee;
- an evaluation of the proposed total compensation of the Chairman in comparison to other Named Executive Officers;
- a comparison of the differential of total compensation made to the position of executive chairman and executive officers in the Company's Compensation Peers; and
- economic conditions.

Members of the Committee may also conduct select in-depth interviews with the Chairman's and CEO's direct reports and other executives. The evaluation is based upon the Chairman's and CEO's success in achieving their performance commitments, which include financial, strategic and company culture/leadership goals.

Determining Compensation for other Named Executive Officers. The Committee approves the annual compensation (including salary, target annual and long-term incentive compensation and stock-based compensation) for our Named Executive Officers (excluding the Chairman and the CEO), based upon:

- the executive's scope of responsibilities;
- a market competitive assessment of similar roles at Compensation Peers;
- internal comparisons to the compensation of other Named Executive Officers, including the CEO and Chairman;
- evaluations of performance for the fiscal year, as submitted by the Chairman, or the CEO and President, and supported by performance evaluation documents, which include feedback from the executive's peers, direct reports and other employees within the executive's division;
- the CEO's recommendations for each other Named Executive Officer's base pay, incentive compensation and stock-based compensation amounts; and
- economic conditions.

In Fiscal 2011, base salaries were reviewed by the Committee periodically throughout the fiscal year. The Committee previously determined that the timing of annual base salary adjustments (if any) would be typically made in September of each year to coincide with the beginning of the new fiscal year and to match the timing of wage and base salary adjustments (if any) for all other employees. However, no annual increase in base salaries took place during Fiscal 2009, Fiscal 2010 or Fiscal 2011 and furthermore, reductions in base salaries that occurred in March 2009 remained in place until they were reinstated on February 28, 2011 as further described in "Base Salary" below. In October 2010, the financial metrics for potential incentive awards were reviewed and established at the regularly scheduled meetings of the Committee and the full Board of Directors. No stock options or restricted stock grants were made to Named Executive Officers in Fiscal 2009 or in Fiscal 2010. However, the Committee recommended and the Board approved an award of restricted stock to Named Executive Officers on March 23, 2011, as further described in "Long-Term Incentives" below.

Risk Assessment of Compensation Decisions. In formulating and evaluating material elements of compensation available to our employees, including the Named Executive Officers, the Board takes into consideration whether any such programs may encourage excessive risk behavior. As part of these considerations and consistent with its compensation philosophy, the Board is determined to formulate annual and long-term incentive compensation programs without encouraging excessive risk taking as an integral part of the applicable plan design. The Board believes that the annual and long-term incentive programs as outlined below minimize the risk that the Named Executive Officers are encouraged to take, in that:

- significant elements of the compensation rewards under our annual and long-term incentive compensation plans include stock-based compensation with required retention periods;
- the financial metrics utilized under each of these plans are widely utilized measurements of shareholder value;
- excessive compensation payment opportunities are avoided by the establishment of maximum levels of incentive payment

opportunities; and
- no changes to annual or long-term incentive program financial metrics have been made after the Committee initially establishes such metrics.

Beginning with Fiscal 2012 incentive compensation programs, the Board established "clawback" provisions for each of the annual and long-term incentive programs which, in part, provide for the recoupment of incentive compensation payouts in the event that payments are made based upon the achievement of financial results that are subsequently subject to a restatement due to material noncompliance with financial reporting requirements. See "Annual Incentive Plan" and "Long-Term Incentives" below. In addition, the Committee will adopt a clawback policy after the SEC issues final rules implementing the clawback provisions as set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Based upon the above considerations, the Board determined that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Accounting and Tax Effects. The Committee considers both the financial reporting and the tax treatment of compensation elements in its decision-making process. The Committee seeks a balance among the Company's best interests, fair treatment of the Named Executive Officers, minimizing taxation of the compensation offered to the Named Executive Officers, and maximizing immediate deductibility by the Company.

The Committee reviews the Accounting Standards Codification (ASC) 718 to determine the expense of each stock-based compensation grant made and its impact on our earnings per share. As a result, the Committee has limited grants of stock options and directed the use of more restricted stock grants and increased cash compensation for executives, including our Named Executive Officers, in part because of the more direct valuation and expensing of those awards.

From a tax perspective, IRC Section 409A made the taxation of certain grants more costly to the executives with no offsetting benefit to the Company. In response, the Committee froze its Executive Share Option Program in 2004 and all grants not vested before 2005 were terminated as permitted under the transition rule in the regulations under IRC Section 409A. The Committee established the Executive Deferred Compensation Plan, discussed below, to deliver that same element of the executives' competitive pay packages on a more cost-effective basis for the Company because the benefit is now provided with less tax exposure to the executive under IRC Section 409A. In addition, the Committee designed change of control agreements for executives, including the Named Executive Officers, to reduce amounts payable that otherwise would have been subject to an excise tax known as "excess golden parachute payments" as defined under IRC Section 280G and further amended such agreements in Fiscal 2009 in order to comply with IRC Section 409A. As described below under "Supplemental Executive Retirement Plan (SERP)/Split Dollar Life Insurance," we converted benefits payable under the Executive Split Dollar Life Program to a Supplemental Executive Retirement Plan in Fiscal 2009 in order to comply with IRC Section 409A.

The Committee also is aware that IRC Section 162(m) limits deductions for compensation paid in excess of $1 million. In response, the Committee designs much of the total compensation package of the Named Executive Officers to qualify for the exemption of "performance-based" compensation from the deductibility limit. However, the Committee reserves the right to design and use compensation elements that may not be deductible within the rules of IRC Section 162(m), if those elements are deemed by it to be in the Company's best interests.

Compensation Design and Elements. In Fiscal 2011, the principal design components of compensation for each Named Executive Officer were:

- base salary;
- annual incentive awards; and
- long-term incentives.

Additional elements of the total compensation package for Named Executive Officers include executive benefits, perquisites and severance agreements, as described below. Each component is designed to achieve a specific purpose and to contribute to a total package that is competitive, appropriately performance-based and valued by our executives. In Fiscal 2011, we made no material deviations from previously disclosed or projected payments or practices under these programs.

The Committee has no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. However, we believe that a smaller portion of potential total executive compensation should be attributed to base salary because it is a fixed component of total compensation. As a result, we have generally emphasized conservative base salary payments to Named Executive Officers, relative to our Compensation Peers. We alternatively provide the potential for a greater incentive compensation component of total executive compensation, which is based predominately on the performance factors described below. In Fiscal 2011, as was the case in Fiscal 2010, because the Committee determined that we did not achieve threshold performance measures for the incentive compensation component, base salary contributed to a larger part of total compensation for Named Executive Officers when compared to certain prior fiscal years.

Base Salary. The base salary program was designed to compensate Named Executive Officers for specific skills and competencies required to perform their respective role and to provide executive leadership. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for Named Executive Officers are determined for each executive based on his or her position and responsibilities. The base salaries of our executives are also determined by considering such factors as:

- experience of the executive;
- time in position;
- individual performance;
- level of responsibility for the executive; and
- economic conditions.

In general, base salary determinations are considered in June of each year as part of the Committee's performance review process as well as upon a promotion or other change in job responsibility. Base salary is used as the basis for calculating annual and long-term incentive awards and in calculating payments that may be paid upon a change in control, as described below.

For Fiscal 2009, Fiscal 2010 and Fiscal 2011, the Committee elected not to provide Named Executive Officers with annual base salary increases as a means to control costs in response to economic conditions, except for the reinstatement of wage reductions during Fiscal 2011 and except for the increase in Mr. Potts' base salary as described below. Effective March 1, 2009, the Board of Directors, at the recommendation of Management and in connection with our continuing efforts to reduce costs, approved a 20 percent reduction of the annual base salary of Robert J. Olson, then Chairman, CEO and President, and a 10 percent reduction of the annual base salaries of all of our executive officers, including each of the Named Executive Officers. At the time of these base salary reductions, the Board of Directors delegated to Mr. Olson the authority to determine whether to implement the restoration of the base salaries, depending upon the Company's performance. Mr. Olson, pursuant to this authority, determined to implement increases to base salaries, effective February 28, 2011, as follows:

Named Executive Officer	Annual Base Salary Prior to February 28, 2011	Annual Base Salary Effective February 28, 2011
Robert J. Olson	$371,200	$464,000
Raymond M. Beebe	232,924	258,804
Roger W. Martin	223,330	248,144
William J. O'Leary	222,160	246,844
Sarah N. Nielsen	221,364	245,960

The reinstated base salary adjustments for the executive officers occurred at the same time that a restoration of base salaries was made for all salaried employees of the Company who had previously had their base salary reduced by 3 percent in March 2009. The Committee believed that it was appropriate to authorize the reinstatement of base salaries to the executive officers and to all salaried employees to promote continuity and retention of the Company's human resources.

During Fiscal 2011, the Committee also approved certain base salary adjustments for Randy J. Potts in recognition of his performance and increased responsibilities due to promotion to the position of President. Mr. Potts was elected to the position of President in January 2011 and in connection with this promotion, the Committee approved an increase in annual base salary to $315,000 from $210,000. Effective February 28, 2011, Mr. Potts received an adjustment placing his annual base salary at $349,960 to properly align his compensation after reinstatement of the executive officers' base salaries as described above. Effective July 18, 2011, based on his performance as President, the Committee approved and Mr. Potts received a base salary adjustment, from $349,960 to $364,000 per annum.

Annual Incentive Plan.
Officers Incentive Compensation Plan Fiscal Period 2011. Our Named Executive Officers are eligible for annual incentive awards under our Officers Incentive Compensation Plan Fiscal Period 2011 (the "Officers Incentive Compensation Plan"). The Officers Incentive Compensation Plan is designed to promote our growth and profitability by providing our executives with an incentive to achieve identified short-term corporate profit objectives and to attract and retain such executives who will contribute to the achievement of our growth and profitability.

The Officers Incentive Compensation Plan is a program established to provide for annual measurements of financial performance, with a corresponding opportunity for annual incentive payments based upon financial results measured against performance objectives set by the Committee and approved by the Board of Directors. The amount of the participants' incentive compensation for the fiscal year is calculated under the Officers Incentive Compensation Plan to be in direct proportion to our financial performance expressed as a percentage (Financial Factor) against compensation targets for each participant as determined by the Board of Directors.

Diluted earnings per share ("EPS") and ROIC were chosen by the Committee as the key financial performance measurements under the Officers Incentive Compensation Plan. The Board, upon the recommendation of the Committee, selected EPS as a key financial performance metric for the following reasons:

- EPS is an important indicator of profitability by measuring our earnings allocable to each outstanding share of Common Stock;
- EPS aligns the interests of the Named Executive Officers with shareholders; and
- EPS factors in the effects of other items of compensation, such as stock options and restricted stock grants.

The formula utilized for EPS is net income divided by weighted average common diluted shares outstanding. For the purposes of the Officers Incentive Compensation Plan, the Committee calculated EPS to reflect the operating performance of the Company and excluded the impact of non-recurring tax related items in such calculation.

Additionally, the Board, upon the recommendation of the Committee, selected ROIC as another one of its key financial performance metrics because:

- ROIC is a critical indicator of how effectively a company uses its capital invested in its operations; and
- ROIC is an important measurement for judging how much value the company is creating.

The formula utilized for ROIC is operating income after the standard corporate tax rate divided by the average of beginning and ending Fiscal 2011 year-end total assets, less cash, short-term and long-term investments and non-interest bearing current liabilities.

The Officers Incentive Compensation Plan provided for a bonus (Target) opportunity of 60 percent of base salary (comprised of a mix of 2/3 cash and 1/3 restricted stock) at 100 percent achievement of each of the financial objectives of ROIC and EPS for the Named Executive Officers, except with respect to Mr. Olson as the CEO and President.   For the CEO and President, the Plan provided for a bonus (Target) opportunity of 90 percent of base salary (comprised of a mix of 2/3 cash and 1/3 restricted stock) at 100 percent achievement of each of the financial objectives of ROIC and EPS. A participant must be an employee at the end of the fiscal year to be eligible for the incentive except in connection with the Change in Control or as waived by the Committee. The annual restricted stock grant portion of the Officers Incentive Compensation Plan, which comprises 1/3 of the officer's earned incentive for the year, is awarded as soon as practical after the final fiscal year-end compensation accounting is completed and upon approval by the Committee, with a one-year restriction on sale upon award.

In connection with the election of Randy J. Potts to the office of President on January 18, 2011 and subsequently CEO on June 21, 2011, the Committee determined that Mr. Potts would continue to have an annual target of 60 percent of his annualized base salary at 100 percent achievement of performance under the Officers Incentive Compensation Plan for Fiscal 2011. Robert J. Olson retained an annual target of 90 percent of his annual base salary at 100 percent achievement of performance under the Officers Incentive Compensation Plan for Fiscal 2011.

At its October 2010 meeting, the Board approved, upon the recommendation of the Committee, the Fiscal 2011 financial targets under the Officers Incentive Compensation Plan. In calculating the financial targets for incentive eligibility under the Officers Incentive Compensation Plan, the financial performance in Fiscal 2011 was weighted 75 percent to EPS and 25 percent to ROIC, with an aggregate maximum bonus of 200 percent of the Target. The Committee has placed more weight on EPS due to its belief that EPS is an excellent measurement as to overall company profitability for shareholders. The first portion of the Target is based solely on ROIC which may provide up to a maximum bonus of 50 percent of the Target which is achievable at an ROIC of 16.8 percent. Financial performance of less than 10.4 percent ROIC results in no bonus attributable to ROIC. The Committee believed that setting maximum and minimum bonus levels based on ROIC as defined, would provide for fair and equitable reward opportunity for executives while returning appropriate shareholder value proportionately within those parameters. In surveying applicable companies in the Profitable Transportation Group, the Committee found an average ROIC of approximately 10.6 percent at such companies as of the end of the last reported fiscal year. Additionally, the 10.4 percent ROIC opportunity threshold was selected because it was the ROIC percentage achieved by the first or lowest company to be listed in the top third of the Profitable Transportation Group. The 16.8 percent ROIC maximum opportunity represented the median of the top third of the Profitable Transportation Group.

The other component of the Target is based solely on EPS and provides a maximum bonus opportunity of 150 percent of the Target. The EPS target for Fiscal 2011 was established at $0.40, after reviewing and evaluating our most recent ten-year EPS average history and the actual EPS result of $0.35 for Fiscal 2010. Attainment of the Target of $0.40 provides the executive 50 percent of the Target. To attain the maximum of 150 percent, EPS maximum was set at $0.48, which represents 120 percent of the target EPS. EPS actual results of less than $0.32, which represents less than 80 percent of target EPS, results in no bonus attributable to EPS.

As provided by the Officers Incentive Compensation Plan, the Committee has the discretion and authority to make any and all determinations necessary or advisable for administration of the Officers Incentive Compensation Plan. In addition, under the Officers Incentive Compensation Plan, the Committee, on an annual basis, coordinates an evaluation of previously identified specific strategic organizational goals and priorities established by the Board of Directors. The Board of Directors may adjust the core incentive eligibility and may modify the Financial Factors used in determining the incentive compensation by plus or minus 20 percent as determined by the evaluation results of those strategic organizational goals and priorities. Strategic performance is measured only at the end of the fiscal year and may have included previously established strategic factors including, but not limited to:

- Revenue Growth
- Market Share
- Product Quality
- Product Introductions
- Planning

- Customer Satisfaction
- Inventory Management
- Technical Innovation
- Ethical Business Practices
- Business Diversity Initiatives

For the purposes of the Officers Incentive Compensation Plan, the Board determined not to modify amounts payable pursuant to EPS and ROIC targets. Since ROIC at the end of Fiscal 2011 was lower than 10.4 percent (ROIC entry target point) and Fiscal 2011 EPS, as determined by the Committee, was less than $0.32 (EPS entry target point), no amounts were paid to Named Executive Officers in Fiscal 2011 under the Officers Incentive Compensation Plan.

For the 2012 fiscal year, the Committee recommended and the full Board approved the Officers Incentive Plan Fiscal Period 2012 (the "2012 Plan"), which includes a recoupment or "clawback" provision. In part, the clawback provision added to the 2012 Plan provides for the recoupment of incentive compensation paid in the event the Committee reasonably determines that the performance certified by the Committee, and any payment made to a participant with respect to the 2012 Plan, including the Named Executive Officers, was based on the achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either generally accepted accounting principles or federal securities laws, other than as a result of changes to accounting rules and regulations, the participant, including the Named Executive Officers, will be obligated to repay to the Company such amounts as required under any rules or regulations adopted by the SEC under Section 10D(b)(2) of the Exchange Act, any rules or standards adopted by a national securities exchange on which the Company's equity securities are listed, any related guidance from a governmental agency which has jurisdiction over the administration of such provision, any judicial interpretation of such provision and as otherwise may be required under applicable law or Company policy, in each case as determined by the Committee.

The 2012 Plan provides for an annual bonus Target opportunity of 90 percent of base salary for the Chairman, 75 percent of base salary for the CEO and President and 60 percent of base salary for other Named Executive Officers.

Long-Term Incentives. We recognize long-term incentive opportunity as an important element of the total executive compensation program for Named Executive Officers. Long-term incentives are intended to retain and motivate executives and to encourage a strong link between Management objectives and shareholder long-term interests. Our long-term incentives include the Officers Long-Term Incentive Plan described below, together with long-term incentives provided through grants of stock options in previous fiscal years and restricted stock.

Officers Long-Term Incentive Plan. Our Named Executive Officers are eligible for annual incentive awards under the Company's Officers Long-Term Incentive Plan (the "Long-Term Incentive Plan"). Each year, the Committee establishes a three-year performance plan to promote our long-term growth and profitability and to attract and retain executives by providing the officers an opportunity for an incentive award consisting of restricted shares of the Company's Common Stock in order to encourage stock ownership and promote the Company's long term growth and profitability. Under the Long-Term Incentive Plan, the amount of a Named Executive Officer's incentive compensation for the three-year period is calculated to be in direct linear proportion to our measured financial performance expressed as a percentage against compensation targets for each participant, as approved by the Board of Directors. Named Executive Officers may be entitled to earlier vesting of awards under the Long-Term Incentive Plan in the event of a "Change of Control" (as defined in the Long-Term Incentive Plan), or as otherwise specified by the Committee. See "Potential Payments upon Termination of Change of Control-Long-Term Incentive Plan Payments" below.

The awards for achieving results under these overlapping but separate Long-Term Incentive Plans may vary by each three-year period and by Named Executive Officer. In general, the awards are based upon our financial performance as measured against the specific three-year plan established by the Committee and approved by the Board of Directors. The Committee has established financial measurements and awards for each specific three-year plan (as defined below).

Long-Term Incentive Plan Fiscal 2009-2011. In June 2008, the Committee recommended and the Board approved a three-year plan with a performance period from Fiscal 2009 through Fiscal 2011 (the "2009-2011 Plan"). In October 2008, the Committee selected the financial measurement objective of ROE to be utilized for the Long-Term Incentive Plan for the 2009-2011 Plan Stockholders' equity at the beginning of the Company's fiscal year 2009, will be used as the basis figure for the calculation of ROE under the 2009-2011 Plan. The Committee believes that the metric of ROE for the 2009-2011 Plan, which is an additional financial metric separate from the EPS and ROIC metrics utilized under the Officers Incentive Compensation Plan Fiscal Period 2011, will provide for a more complete measurement of Management's effectiveness and the value created for shareholders on a long-term basis. In addition, the Committee determined that awards, if any, under the 2009-2011 Plan will be made solely in restricted stock in order to encourage stock ownership and promote the Company's long-term growth and profitability.

The 2009-2011 Plan provides for a bonus (Target) of 25 percent of the annualized base salary (Target) to be awarded in restricted stock at 100 percent achievement of the ROE financial objective. The annualized salary figure utilized for measurement in the 2009-2011 Plan is the salary in place for each participant as of January 2009, notwithstanding any adjustments to base salary made during Fiscal 2009. The resultant incentive award (at 100 percent of the three-year financial target) will be adjusted up or down as determined by the actual financial performance of ROE expressed as a percentage (Financial Factor) at the end of the three-year fiscal period.

The three-year cumulative ROE financial target under the 2009-2011 Plan is 18.8 percent. Financial performance of less than 80 percent of the three-year cumulative ROE financial target results in no incentive award under the 2009-2011 Plan. The maximum incentive award of 150 percent of Target can be earned if the financial measurement of ROE under the 2009-2011 Plan is maximized at 26.5 percent. The actual three year performance results achieved for ROE for the 2009-2011 Plan period was less than the threshold, which resulted in no payout under the 2009-2011 Plan.

Long-Term Incentive Plan Fiscal 2010-2012. In June 2009, the Committee recommended and the Board approved a three-year plan with a performance period from Fiscal 2010 through Fiscal 2012 (the "2010-2012 Plan"). In October 2009, the Committee selected the metric of ROE for the 2010-2012 Plan based on the same principles utilized for the 2009-2011 Plan, as discussed above. Stockholders equity at the beginning of the Company's fiscal year 2010 will be used as the basis figure for the calculation of ROE under the 2010-2012 Plan. In addition, as is the case with the 2009-2011 Plan, the Committee determined that awards, if any, under the 2010-2012 Plan will be made solely in restricted stock in order to encourage stock ownership and promote our long-term growth and profitability.

The 2010-2012 Plan provides for a bonus (Target) of 25 percent of the annualized base salary (Target) to be awarded in restricted stock at 100 percent achievement of the ROE financial objective. The annualized salary figure utilized for measurement in the 2010-2012 Plan is the salary in place for each participant as of January 2010. The resultant incentive award (at 100 percent of the three-year financial target) will be adjusted up or down as determined by the actual financial performance of ROE expressed as a percentage (Financial Factor) at the end of the three-year fiscal period. The three-year cumulative ROE financial target under the 2010-2012 Plan is 15 percent. Financial performance of less than 80 percent of the three-year cumulative ROE financial target results in no incentive award under the 2010-2012 Plan. The maximum incentive award of 150 percent of Target can be earned if the financial measurement of ROE under the 2010-2012 Plan is maximized at 24 percent.

Long-Term Incentive Plan Fiscal 2011-2013. In June 2010, the Committee recommended and the Board approved a three-year plan with a performance period from Fiscal 2011 through Fiscal 2013 (the "2011-2013 Plan"). In October 2010, the Committee selected the metric of ROE for the 2011-2013 Plan based on the same principles utilized for the 2009-2011 Plan and the 2010-2012 Plan as discussed above. In addition, as is the case with the 2009-2011 Plan and the 2010-2012 Plan, the Committee determined that awards, if any, under the 2011-2013 Plan will be made solely in restricted stock in order to encourage stock ownership and promote our long-term growth and profitability.

The 2011-2013 Plan provides for a bonus (Target) of 25 percent of the annualized base salary (Target) to be awarded in restricted stock at 100 percent achievement of the ROE financial objective. The annualized salary figure utilized for measurement in the 2011-2013 Plan is the salary in place for each participant as of January 2011. The resultant incentive award (at 100 percent of the three-year financial target) will be adjusted up or down as determined by the actual financial performance of ROE expressed as a percentage (Financial Factor) at the end of the three-year fiscal period. The three-year cumulative ROE financial target under the 2011-2013 Plan is 13 percent. Financial performance of less than 80 percent of the three-year cumulative ROE financial target results in no incentive award under the 2011-2013 Plan. The maximum incentive award of 150 percent of Target can be earned if the financial measurement of ROE under the 2011-2013 Plan is maximized at 22 percent.

Estimated future payouts of plan-based awards under the 2011-2013 Plan are reported in the columns designated "Threshold," "Target" and "Maximum" in the Grants of Plan-Based Awards Table in the "Compensation Tables and Narrative Disclosure" below.

A clawback provision, similar to the provision included in the 2012 Plan, was also included in the Long-Term Incentive Plan Fiscal 2012-2014. See "Annual Incentive Plan" above.

2004 Incentive Compensation Plan. The 2004 Plan was adopted to reward key employees and Non-Employee Directors by providing for certain cash benefits and additional means for those individuals to acquire Common Stock of the Company. The objective of the 2004 Plan is to further the Company's interests and those of our shareholders by providing incentives to key employees and Non-Employee Directors who contribute materially to our success and profitability. Additionally, we believe that the 2004 Plan serves to attract and retain certain key employees and Non-Employee Directors.

The 2004 Plan provides that employees and Non-Employee Directors may receive certain "Stock Awards," "Performance Awards" and "Stock Options," each as defined under the 2004 Plan. Terms, conditions and limitations applicable to any awards granted under the 2004 Plan are recommended by the Committee to the Board of Directors.

Insider Trading. With respect to the Company's Insider Trading Policy, the policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information (as defined in the policy) in securities trading. Additionally, pursuant to the Insider Trading Policy, all directors, officers and employees are prohibited at all times from (a) holding any Company securities in a margin account; (b) engaging in any transactions involving puts, calls, or other derivative transactions relating to the Company's securities; and (c) short-selling or pledging securities of the Company.

Restricted Stock. We have utilized restricted stock awards to complement stock options and other 2004 Plan awards as a basis for long-term equity incentive compensation. The Committee recognizes that competitive market practices have resulted in an increased use of restricted stock awards as a part of total executive compensation strategy. Our stock awards are intended to retain and motivate officers or employees, including Named Executive Officers, to seek to improve long-term stock market performance and to enhance shareholder value by placing a portion of their compensation at risk and directly tied to our stock price appreciation. The Committee believes that stock options and restricted stock grants both continue to serve as critical elements of long-term compensation plan design. Restricted stock awards provide for an effective recruitment and retention tool, inspire increased motivation by providing ownership, maintain motivation because of intrinsic value even during periods of stock price fluctuations and further align the interests of Management and the shareholders.

From time to time, we make restricted stock awards to Named Executive Officers pursuant to the 2004 Plan. In October 2006, the Committee recommended, and the Board approved, an amendment to the 2004 Plan to reduce the minimum restriction period for non-performance-based stock awards. The Committee believed that one year was the most appropriate minimum restriction period to effectively motivate executives, including the Named Executive Officers, and key personnel participants.

Award Grants. On March 23, 2011, the Committee recommended and the full Board of Directors of the Company approved a grant award of shares of the Company's restricted common stock under the 2004 Plan, to the Company's key Management group (senior level managers) including the Named Executive Officers. The awards were made in acknowledgement of the hard work and dedication put forth by this group through the last few years managing the Company through the recession, which was evidenced by improved operational profitability through February 26, 2011. No restricted stock awards had been granted to key management since October 2007.

The value of the restricted stock is based on the closing price of the Company's Common Stock on the date of grant. The Named Executive Officers received restricted stock grants pursuant to the actions described above in the following amounts:

Robert J. Olson - 25,000 shares
Randy J. Potts - 13,000 shares
Raymond M. Beebe - 7,500 shares
Roger W. Martin - 7,500 shares
Sarah N. Nielsen - 7,500 shares
William J. O'Leary - 7,500 shares

Pursuant to each restricted stock award agreement between the Company and each Named Executive Officer, the restricted stock grants vest in annual increments of one-third commencing March 23, 2012. Named Executive Officers are entitled to receive dividends declared on the restricted stock beginning from the time the restricted stock is granted regardless of the vesting schedule of the restricted stock grants. In addition, Named Executive Officers may be entitled to earlier vesting upon a "change in control," as defined in the 2004 Plan, or if the award recipient has at least five consecutive years of service with the Company or any subsidiary and his or her employment is terminated due to voluntary retirement at age 60 or older, disability or death. Unvested awards of restricted stock will immediately terminate as a result of a recipient's involuntary termination of employment with the Company or any subsidiary.

Stock Options. Prior to Fiscal 2007, we provided long-term incentives under the 2004 Plan in the form of stock options granted to Named Executive Officers and other key Management personnel. Stock option grants are intended to retain and motivate Named Executive Officers to seek to improve long-term stock market performance and enhance shareholder value by placing a portion of their compensation at risk and directly tied to stock price appreciation. No stock options were granted to Named Executive Officers in Fiscal 2011.

Under the 2004 Plan, incentive and non-qualified stock options may be granted at any time for new hires, promotions or other compensation-based reasons as determined by the Committee. Previously granted stock option awards were recommended by the Committee and approved by the Board at the regularly scheduled October Board of Directors and Committee meetings following our fiscal year end. Any future stock options are expected to be granted at the closing market price on the date of grant by the Committee and, as such, will only gain value if the price of the Company's Common Stock underlying the stock option increases above the price of the Company's Common Stock on the date of the stock option grant. Prior to Fiscal 2007, stock options were granted at the "prevailing market price" — the mean between the highest and lowest price on the date of the grant. Options are exercisable at such time or times and in such amount or amounts as determined by the Committee, generally vesting and exercisable over a three-year period in one-third increments per year, with the term of stock options extending no more than ten years after the grant date.

In addition, Named Executive Officers may be entitled to earlier vesting of stock option awards under the 2004 Plan in the event of a "change in control" (as defined in the 2004 Plan), disability, termination of employment or death. See "Potential Payments upon Termination or Change of Control—2004 Incentive Compensation Plan Payments" below. Additional vesting rules apply to incentive stock options and non-qualified options under the 2004 Plan pursuant to individual option award agreements entered into between each stock option grantee and the Company on the date of the stock option grant.

While the Committee does not believe that granting stock options every year is necessary to achieve incentive compensation goals, the Committee continues to believe that stock options are an important component of its long-term compensation philosophy.

Benefits. Our Named Executive Officers are eligible to participate in the same benefit plans designed for all of our full-time employees. The basic insurance package includes health, dental, disability and basic group life insurance coverage. In addition, employees, including the Named Executive Officers, may qualify for company subsidized retiree healthcare benefits (if hired before April 2001). Employees hired on or after April 1, 2001 and prior to April 1, 2009, while eligible to participate in our retiree healthcare program at "group rates," are not eligible for any employer-provided subsidy. Employees hired on or after April 1, 2009 are not eligible to participate in our retiree healthcare programs as these programs are closed to all employees hired thereafter. Under our Long-Term Disability Plan, salaried employees are eligible for a monthly benefit based upon 60 percent of pre-disability earnings, up to a maximum monthly benefit of $10,000.

Except as specifically summarized in this Compensation Discussion and Analysis, we do not currently provide retirement payments and benefits for Named Executive Officers following his or her retirement, including, but not limited to, tax-qualified defined benefit plans and supplemental executive retirement plans.

Profit Sharing and Deferred Savings and Investment Plan. We maintain a 401(k) plan, the Winnebago Industries, Inc. Profit Sharing and Deferred Savings and Investment Plan (the "401(k) Plan"), which is a tax-qualified defined contribution plan maintained for the benefit of substantially all hourly and salaried employees, including our executives. The 401(k) Plan offers Named Executive Officers and all other employees the opportunity to defer a percentage of income that is a part of their base compensation. The Board may, at its discretion, also provide for a Company matching contribution at a rate set by the Committee and approved by the Board on a quarterly basis each calendar year. For Fiscal 2011, the Company made matching contributions equal to $0.20 per $1.00 employee contribution, up to 6 percent of the base compensation deferred by employees (subject to IRS limits and non-discrimination testing). Although executives, including the Named Executive Officers, are eligible to participate in the 401(k) Plan, the application of the annual limitation on contributions under the IRC prevents executives from participating at the same level as non-executives. This compensation element is tax-deferred and is not intended to affect the value of any other compensation element.

Supplemental Executive Retirement Plan (SERP)/Split Dollar Life Insurance. In 1988, the Board of Directors approved the adoption of an Executive Split Dollar Life Insurance Program with respect to certain executives. The primary purpose of this insurance was to provide these executives with supplemental retirement income for a period of 15 years after retirement. Additionally, this insurance was intended to provide a liquid asset to heirs of executives to pay estate taxes, thereby minimizing the necessity for their estates to sell large blocks of shares of the Company's Common Stock to pay estate taxes, which sales might disrupt the market for our shares. We have not offered this insurance as a continuing part of the Named Executive Officer total compensation package or to other members of Management since 1998 due to regulatory and tax changes that made this program less attractive, but have maintained the benefit for those originally participating in the program. The plan is funded with individual whole life insurance policies owned by the named insured executive. The life insurance premiums were initially paid by the Company on the life of the executives and the executive receives life insurance and supplemental cash payment during the 15 years following retirement. We will "cost recover" materially all of the premiums paid by the Company at the executive's death, as each insured executive has collaterally assigned to us the right to receive proceeds in an amount equal to the total dollar value of premiums paid by the Company.

In October 2008, the Board of Directors converted benefits payable under the Executive Split Dollar Life Program to a Supplemental Executive Retirement Plan (SERP) as a result of changes in the tax and accounting regulations and rising administrative costs. The redesign was implemented in order to comply with IRC Section 409A and to control administrative costs. Benefits payable under the redesigned SERP are substantially similar to the Executive Split Dollar Life Insurance Program. However, the underlying life insurance policies previously owned by the named insured executive became company-owned life insurance (COLI) by a release of all interests from the participant and assignment to us as a prerequisite to participation in the SERP and conversion from the Executive Split Dollar Life Insurance Program. Pursuant to the SERP, benefit payments are stated as a particular dollar amount in a participation agreement and paid directly from us, no longer linked to the COLI. This program remains closed to new employee participation.

Executive Share Option Program. We established the Executive Share Option Program in April 1997 to provide executives with an opportunity to defer a portion of their compensation in the form of options to purchase shares of mutual funds invested in companies other than Winnebago Industries. Due to the enactment in 2004 of Section 409A of the IRC, which provided new tax rules for deferred compensation plans, the Executive Share Option Program was frozen effective December 31, 2004. Accordingly, there have been and will be no new deferrals or contributions to the Executive Share Option Program after that date and no new participants may enter the plan. We maintain the account balances as part of the executives' past compensation to be paid in the future in accordance with the terms of the plan, but these accounts are not considered a currently active part of the total compensation package of any Named Executive Officer participating in the plan.

Deferred Compensation Plan (1981). Under the Winnebago Industries, Inc. Non-Qualified Deferred Compensation Plan (1981) (the "Deferred Compensation Plan (1981)"), executive officers and other key employees were eligible to annually elect to defer a portion of their compensation until retirement. The retirement benefit provided is based upon the amount of compensation deferred and the age of the individual at the time of the deferral, at a rate per annum determined by the Board. Under the plan, a participant generally vests at age 55 and five years of participation in the plan. For deferrals prior to December 1992, vesting occurs at the later of age 55 and five years service from first deferral or 20 years of service. To assist in funding the deferred compensation liability, we invested in corporate-owned life insurance policies. Participants in the plan have the same status as unsecured creditors. In 2001, the Board of Directors elected to freeze this plan to additional participants. We maintain the account balances as part of the executives' past compensation to be paid in the future in accordance with the terms of the plan, but these accounts are not considered a currently active part of the total compensation package of any Named Executive Officer participating in the plan.

Executive Deferred Compensation Plan (2007) (Non-Qualified Deferred Compensation Plan). In December 2006, the Board adopted the Winnebago Industries, Inc. Executive Deferred Compensation Plan (as amended and restated, the "Executive Deferred Compensation Plan"). The Executive Deferred Compensation Plan permits executive officers, including the Named Executive Officers, to defer a portion of their salary and all or a portion of their cash incentive award compensation. The Executive Deferred Compensation Plan became effective as of January 1, 2007 and applies to compensation paid to participants on and after such date. The Executive Deferred Compensation Plan was amended and restated effective June 22, 2011 to clarify administrative procedures and further substantiate compliance under IRC 409A.

Under the Executive Deferred Compensation Plan, executive officers and certain key employees may annually choose to defer up to 50 percent of their salary and up to 100 percent of their cash incentive awards. The Committee may, from time to time and in its sole and absolute discretion, select the available investments in which a participant's deferred benefit account may be deemed invested ("Available Investments").

Each participant may designate the Available Investments in which his or her deferred benefit account will be deemed invested, and the percentage of his or her deferred benefit account that will be invested in each Available Investment, for purposes of determining the amount of earnings or losses to be credited or debited to his or her deferred benefit account.

A participant in the Executive Deferred Compensation Plan will, upon the first to occur of the following events, be entitled to a payment (a "Deferred Benefit") equal to the amount of his or her deferred benefit account as of the determination date coinciding with such event:

- date certain (which must be selected by the participant in his or her participation agreement and which cannot be changed except as otherwise provided in the Executive Deferred Compensation Plan);
- separation from service;
- disability;
- death; or
- change in control.

Under the Executive Deferred Compensation Plan, we are required to pay to the participant (or the participant's beneficiary), his or her Deferred Benefit in one of the following forms (as elected in the participation agreement filed by the participant with the administrator of the Executive Deferred Compensation Plan):

- a lump-sum payment; or
- a monthly payment of a fixed amount which shall amortize the participant's Deferred Benefit in equal monthly payments of principal and interest over a period from 2 to 120 months (as selected by the participant on his or her participation agreement); in the event of death, disability or change in control, we are required to pay to the participant (or the participant's beneficiary) the total value of his or her Deferred Benefit in a lump-sum payment.

In the absence of a participant's election as to the form of the payout, a participant's Deferred Benefit account will be paid over a 120-month period.

The Executive Deferred Compensation Plan was established to provide a replacement to several of the executive non-qualified deferred compensation programs that, as described above, were previously frozen. The Committee believed that it was important to provide a current program that would permit executives to defer a portion of their compensation on a voluntary basis to supplement future retirement income due to contribution limitations on our qualified 401(k) Plan.

Perquisites. We provide Named Executive Officers with limited perquisites that the Committee believes are reasonable and consistent with the overall compensation program to better enable us to attract and retain superior employees for key positions. We avoid most of the perquisites provided to executives at many other companies and, as such, we do not provide company cars, an executive dining room, paid country club memberships or paid financial counseling. The Committee periodically reviews the levels of perquisites and other personal benefits provided to Named Executive Officers. Based upon this periodic review, perquisites are awarded or adjusted on an individual basis. Named Executive Officers are not automatically awarded all, or in equal amounts, perquisites granted by the Company.

Executive Physical. In an effort to encourage executives to monitor and maintain good health, we pay for voluntary annual physical examinations for executives, including the Named Executive Officers.

Motor Home Use. We provide each of our executives, including Named Executive Officers, an opportunity to utilize our motor homes on a periodic and temporary basis. We encourage the executive to have first hand understanding of the recreational vehicle lifestyle experienced by our customers and to provide the executive with the opportunity to evaluate product design and efficiency.

Company Aircraft. Our aircraft is intended to be used only in the conduct of official company business. When our aircraft makes flights in the conduct of company business, Named Executive Officers while not on official company business as well as other passengers who are not company employees may occupy seats only when approved by the CEO. Occasionally, spouses or guests of Named Executive Officers may accompany the executive on a flight or may occupy an available seat on the aircraft. As appropriate, imputed cost of aircraft use is treated as compensation and reported according to IRS regulations. In Fiscal 2011, none of the Named Executive Officers utilized our aircraft for personal use.

Other Matters

Stock Ownership Guidelines. In 1999, the Committee adopted Stock Ownership Guidelines for executives. In general, each executive has five years from the date he or she becomes an executive to accumulate the appropriate number of shares. The purpose of the guidelines is to encourage our executive officers to own and retain Company shares, thereby aligning their interests with our shareholders. Although these guidelines are not mandatory, executive officers are strongly encouraged to follow them. However, special personal circumstances may require an executive officer to depart from the guidelines.

The table below describes the ownership guidelines for the Named Executive Officers and the number of shares beneficially owned for the purposes of the guidelines as of October 4, 2011.

Named Executive Officer	Ownership Guidelines- Percentage of Annual Salary[1]	Actual Shares Beneficially Owned	Percentage of Guideline Attained[2]
Robert J. Olson	400%	47,960	22%
Randy J. Potts	400%	21,215	14%
Raymond M. Beebe	250%	15,376	19%
Roger W. Martin	250%	18,751	24%
Sarah N. Nielsen	250%	16,444	21%
William J. O'Leary	250%	23,904	31%

[1] Based upon the annual base salary in effect for each of the Named Executive Officers as of August 27, 2011 (Mr. Olson - $417,600; Mr. Potts - $293,712; Mr. Beebe - $245,864; Mr. Martin - $235,737; Ms. Nielsen - $233,662 and Mr. O'Leary - $234,502).

[2] Based upon the closing market price of $7.50 per share, the Company's Common Stock as quoted on the NYSE on October 4, 2011.

Severance Payments. The compensation package of each Named Executive Officer also provides for special payments and accelerated vesting of other compensation opportunities upon termination of employment or in specified circumstances involving significant reduction of duties or in working conditions. We have entered into change of control agreements with each of the Named Executive Officers and certain other executive officers (collectively, "Executive Change of Control Agreements").

The Executive Change of Control Agreements generally provide that, in the event of a termination of the executive's employment (for a reason other than death, disability, willful misconduct, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive) within three years of a change of control, such executive will receive a cash payment and certain other benefits.

The Committee believes these agreements are an important part of the total executive compensation program because they protect our interest in the continuity and stability of the executive group. The Committee also believes that these agreements reduce the executives' interest in working against a potential change of control and help to keep them focused on minimizing interruptions in business operations by reducing any concerns they may have of being terminated prematurely and without cause during any ownership transition. See "Potential Payments upon Termination or Change of Control-Executive Change of Control Agreements" below for additional detail.

We have not provided any executives with special agreements regarding severance with the exception of the Executive Change of Control Agreements referenced above. Our executives are eligible, however, for the same severance program afforded to all salaried employees when an employee is terminated for circumstances outside of their control. Essentially, this program provides for one week of severance pay for each full year of continuous service, up to a maximum of 26 weeks. One week of severance pay is equal to the executive's weekly base compensation.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings with the SEC, including this Proxy Statement, in whole or in part, the following Winnebago Industries Human Resources Committee Report on Compensation Discussion and Analysis shall not be deemed to be incorporated by reference into any such filings.

Human Resources Committee Report

The Human Resources Committee (the "Committee") discharges the Board's responsibilities relating to compensation of the Company's executive officers. The Committee approves and evaluates all compensation of executive officers, including salaries, bonuses, and compensation plans, policies and programs.

The Committee also fulfills its duties with respect to the Compensation Discussion and Analysis and Human Resources Committee Report on Compensation Discussion and Analysis portions of the Proxy Statement, as described in the Committee's Charter.

The Compensation Discussion and Analysis has been prepared by Management. The Company is responsible for the Compensation Discussion and Analysis and for the disclosure controls relating to executive compensation. The Compensation Discussion and Analysis is not a report or disclosure of the Committee.

The Human Resources Committee of Winnebago Industries, Inc.'s Board of Directors:
- has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement and the 2011 Form 10-K with Management; and
- based on such review and discussions, the Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the 2011 Form 10-K.

Human Resources Committee:

Gerald C. Kitch, Chairman
Irvin E. Aal
Robert M. Chiusano
Lawrence A. Erickson

Human Resources Committee Interlocks and Insider Participation. The current members of the Human Resources Committee of the Board of Directors, Messrs. Kitch, Aal, Chiusano and Erickson, were not at any time during Fiscal 2011 or at any other time a Winnebago Industries officer or employee, and no member had any relationship with the Company requiring disclosure under applicable SEC rules. No executive officer has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or the Human Resources Committee during Fiscal 2011.

Compensation Tables and Narrative Disclosure

SUMMARY COMPENSATION TABLE

The following tables set forth compensation information for our Named Executive Officers for services rendered in all capacities to Winnebago Industries and its subsidiaries in Fiscal Years 2011, 2010 and 2009, except that Mr. Potts' 2010 and 2009 compensation information is not included as he was not among the Named Executive Officers included in the Summary Compensation Table of our proxy statements for those years. Refer to the "Compensation Discussion and Analysis" above for an explanation of the elements used in setting the compensation for our Named Executive Officers and for information relating to executive management changes relating to certain of the Named Executive Officers during Fiscal 2011.

Name	Fiscal Year	Salary(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Robert J. Olson	2011	$ 417,600	$ 366,888	$ —	$ —	$ 5,942	$ 790,430
Chairman	2010	371,200	27,376	—	—	4,523	403,099
	2009	401,539	31,957	—	—	5,859	439,355
Randy J. Potts	2011	293,712	190,166	—	—	3,656	487,534
CEO and President							
Raymond M. Beebe	2011	245,864	114,989	—	—	7,202	368,055
Vice President, General Counsel	2010	232,924	13,393	—	—	9,127	255,444
and Secretary	2009	236,408	14,460	—	—	21,400	272,268
Roger W. Martin	2011	235,737	114,419	—	—	4,992	355,148
Vice President, Sales and	2010	223,330	12,841	—	—	3,414	239,585
Marketing	2009	226,670	13,864	—	—	5,017	245,551
Sarah N. Nielsen	2011	233,662	114,303	—	—	4,183	352,148
Vice President, CFO	2010	221,364	12,728	—	—	3,454	237,546
	2009	224,675	13,743	—	—	4,664	243,082
William J. O'Leary	2011	234,502	114,350	—	—	5,962	354,814
Vice President, Product	2010	222,160	12,774	—	—	5,702	240,636
Development	2009	225,483	13,792	—	—	7,575	246,850

(1) See "Compensation Discussion and Analysis-Base Salary" for information relating to certain base salary adjustments in Fiscal 2009 and Fiscal 2011.

(2) This column represents the grant date fair value computed in accordance with ASC 718 for Fiscal 2009 through Fiscal 2011 with respect to the following: (i) restricted stock granted in Fiscal 2011 pursuant to the 2004 Plan, (ii) the portion of award opportunities made available to Named Executive Officers in Fiscal 2009, Fiscal 2010 and Fiscal 2011 comprised of restricted stock pursuant to the Officers Incentive Compensation Plan Fiscal Period 2009, the Officers Incentive Compensation Plan Fiscal Period 2010 and the Officers Incentive Compensation Plan Fiscal Period 2011, respectively, and (iii) restricted stock award opportunities under each of the 2009-2011 Plan, the 2010-2012 Plan and the 2011-2013 Plan for Fiscal 2009, Fiscal 2010, and Fiscal 2011 respectively, each based upon the probable outcome of the performance conditions measured as of the grant date. The grant date fair value of each of the performance-based awards was determined at the closing price of the Company's shares on the NYSE on the grant date, based on Management's estimate of the threshold levels of achievement of the performance measures related to the applicable awards, as described under "Compensation Discussion and Analysis" above and without regard to estimated forfeitures related to service-based vesting conditions. The grant date fair values for each Named Executive Officer stock-based award in Fiscal 2011 (including restricted stock opportunities under the Officers Incentive Compensation Plan Fiscal Period 2011 and the 2011-2013 Plan) are set forth in the Grants of Plan-Based Awards table that follows. The grant date fair value of the performance stock awards granted to Named Executive Officers during Fiscal 2011 assuming that the Company's performance will be at the levels that would result in a maximum payout under those awards is as follows: Mr. Olson - $389,760; Mr. Potts - $196,232; Mr. Beebe - $185,692; Mr. Martin - $178,044; Ms. Nielsen - $176,477; and Mr. O'Leary - $177,611. The amounts reported in this column do not reflect actual compensation realized by the Named Executive Officers and are not a guarantee of the amount that the Named Executive Officer will actually receive. No restricted stock awards were made to Named Executive Officers in Fiscal 2011 pursuant to the 2009-2011 Plan. The performance period under the 2010-2012 Plan and the 2011-2013 Plan will not end until August 25, 2012 and August 31, 2013, respectively, and, as such, the actual value of restricted stock grants, if any, will generally depend on the Company's achievement of certain performance measures during these periods. For information regarding the terms of the awards and the criteria for determining the amounts payable, see "Compensation Discussion and Analysis-Long-Term Incentives." In addition, no restricted stock awards were made to Named Executive Officers in Fiscal 2009, Fiscal 2010 and Fiscal 2011 pursuant to the Officers Incentive Compensation Plan Fiscal Period 2009, the Officers Incentive Compensation Plan Fiscal Period 2010 and the Officers Incentive Compensation Plan Fiscal 2011, respectively.

(3) None of the Named Executive Officers received stock option awards in Fiscal 2009 through Fiscal 2011.

(4) No cash awards were made to Named Executive Officers in Fiscal 2011 under the Officer Incentive Compensation Plan Fiscal Period 2011 and the 2009-2011 Plan, in Fiscal 2010 under the Officer Incentive Compensation Plan Fiscal Period 2010 and the 2008-2010 Plan, or in Fiscal 2009 under the Officer Incentive Compensation Plan Fiscal Period 2009 and the 2007-2009 Plan. See "Compensation Discussion and Analysis" for further discussion on how amounts were determined for Fiscal 2011.

(5) For all of the Named Executive Officers, "All Other Compensation" for Fiscal 2011 includes the Company match to the 401(k) Plan, the cost of life insurance over $50,000 per IRS regulations and the cost of executive physical examinations.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides additional information relating to plan-based awards granted to our Named Executive Officers during Fiscal 2011. No actual payouts were made to the Named Executive Officers under the 2011 OICP as discussed under "Compensation Discussion and Analysis-Annual Incentive Plan" above.

Name	Plan Name[1][2][3]	Grant Date [4]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards [5]
			Threshold	Target	Maximum	Threshold	Target	Maximum	
Robert J. Olson	2004 Plan	3/23/11	$ —	$ —	$ —	$ —	$ —	$ —	$ 337,250
	2011 OICP	6/23/10	40,716	250,560	501,120	20,358	125,280	250,560	—
	2013 LTIP	6/23/10	—	—	—	9,280	92,800	139,200	—
Randy J. Potts	2004 Plan	3/23/11	—	—	—	—	—	—	175,370
	2011 OICP	6/23/10	19,091	117,485	234,969	9,546	58,742	117,485	—
	2013 LTIP	6/23/10	—	—	—	5,250	52,498	78,747	—
Raymond M. Beebe	2004 Plan	3/23/11	—	—	—	—	—	—	101,175
	2011 OICP	6/23/10	15,981	98,345	196,691	7,991	49,173	98,346	—
	2013 LTIP	6/23/10	—	—	—	5,823	58,231	87,346	—
Roger W. Martin	2004 Plan	3/23/11	—	—	—	—	—	—	101,175
	2011 OICP	6/23/10	15,323	94,295	188,589	7,661	47,147	94,295	—
	2013 LTIP	6/23/10	—	—	—	5,583	55,832	83,749	—
Sarah N. Nielsen	2004 Plan	3/23/11	—	—	—	—	—	—	101,175
	2011 OICP	6/23/10	15,188	93,465	186,929	7,594	46,732	93,465	—
	2013 LTIP	6/23/10	—	—	—	5,534	55,341	83,012	—
William J. O'Leary	2004 Plan	3/23/11	—	—	—	—	—	—	101,175
	2011 OICP	6/23/10	15,243	93,801	187,601	7,621	46,900	93,801	—
	2013 LTIP	6/23/10	—	—	—	5,554	55,540	83,310	—

(1) 2004 Plan refers to restricted stock awards made to Named Executive Officers under the 2004 Plan, which generally vest over a three-year period in annual one-third increments beginning in year one after the date of grant.

(2) 2011 OICP refers to our Officers Incentive Compensation Plan Fiscal Period 2011, which targets annual performance against goals established by the Committee. Awards under the 2011 OICP are payable in cash and restricted stock. The applicable Threshold, Target and Maximum amounts presented above represent such cash and dollar value, respectively, of restricted stock for the 2011 OICP. Under the 2011 OICP, the Committee had discretionary authority to modify the financial factors used in determining amounts payable by plus or minus 20 percent based upon strategic priorities.

(3) 2013 LTIP refers to our Officers Long-Term Incentive Plan Fiscal Three-Year Period 2011-2013. For each of the Named Executive Officers, the Threshold, Target and Maximum amounts under the 2013 LTIP represent potential restricted stock payments that are measured over a three-year performance period from August 27, 2010 through August 31, 2013. See "Compensation Discussion and Analysis-Long Term Incentive Plans Fiscal 2011-2013" for information regarding the terms of the restricted stock awards, the description of the performance-based vesting conditions and the criteria for determining the amounts payable.

(4) With respect to the 2011 OICP and the 2013 LTIP, the Board approved the award opportunities on June 23, 2010, effective as of August 29, 2010.

(5) The grant date fair value of restricted stock awards granted on March 23, 2011 is computed in accordance with ASC Topic 718.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Executive Employment Arrangements
None of the Named Executive Officers has an employment agreement. However, each Named Executive Officer has an Executive Change of Control Agreement that provides the executive with three-year severance benefits in the event he or she ceases to be employed by the Company within three years of a "Change of Control," as defined in the agreement. Discussion of the payouts provided for under various termination situations is set forth in the section "Potential Payments upon Termination or Change of Control" below.

Base Salary
In general, the Committee annually reviews and adjusts base pay, in keeping with the overall objectives, pay philosophy and relative position with comparable companies, as discussed in more detail in the "Compensation Discussion and Analysis-Base Salary" above. For Fiscal 2011, base salaries (including amounts deferred to the 401(k) Plan) as a percentage of total compensation shown in the Summary Compensation Table, were approximately as follows: Mr. Olson - 53%; Mr. Potts - 60%; Mr. Beebe - 67%, Mr. Martin, Ms. Nielsen, and Mr. O'Leary - 66%.

Stock Awards
Stock-based awards under the 2004 Plan were made as restricted stock in Fiscal 2011. Descriptions of these types of grants and the reason for these types of grants are discussed in "Compensation Discussion and Analysis—2004 Incentive Compensation

Plan." Grants of restricted stock and stock options, the ASC 718 grant date fair value of which is disclosed in the Summary Compensation Table, begin vesting in annual increments of one-third after one year from the date of grant for restricted stock grants. Restricted Stock grants and stock option awards are subject to earlier vesting in the event of a Change of Control or termination of employment, as set forth in the section "Potential Payment upon Termination or Change of Control" below.

Annual Incentive Plan

In addition to base salary, each Named Executive Officer is eligible to receive, subject to certain financial performance metrics, a target annual incentive cash and restricted stock award equal to a percentage of his or her annual base salary, as follows: Mr. Olson - 90 percent; Mr. Potts, Mr. Beebe, Mr. Martin, Ms. Nielsen and Mr. O'Leary - 60 percent. This element of compensation is carried out through the Officers Incentive Compensation Plan Fiscal Period 2011, which is discussed in the "Compensation Discussion and Analysis-Annual Incentive Plan" above. No payouts were made in Fiscal 2011 to Named Executive Officers under this plan.

Long-Term Incentive Plans

This element of compensation is described in the "Compensation Discussion and Analysis-Long-Term Incentives" above. No payouts were made in Fiscal 2011 to Named Executive Officers under the 2009-2011 Plan.

See "Compensation Discussion and Analysis" for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table and for discussions regarding officer stock ownership guidelines, incentive compensation awards, and allocations between short-term and long-term compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table provides information regarding the outstanding equity awards held by each of the Named Executive Officers as of August 27, 2011:

	Option Awards[1]			Stock Awards[2]	
Name	Number of Securities Underlying Unexercised Exercisable Options (#)	Option Exercise Price[3] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested[5] ($)
Robert J. Olson	8,746	18.25	10/08/12		
	15,000	26.50	10/15/13		
	12,500	31.48	10/13/14		
	12,500	26.93	10/12/15		
	48,746			25,000	178,500
Randy J. Potts	4,000	26.50	10/15/13		
	4,500	31.48	10/13/14		
	4,000	26.93	10/12/15		
	12,500			13,000	92,820
Raymond M. Beebe	15,000	26.50	10/15/13		
	12,500	31.48	10/13/14		
	12,500	26.93	10/12/15		
	40,000			7,500	53,550
Roger W. Martin	15,000	26.50	10/15/13		
	12,500	31.48	10/13/14		
	12,500	26.93	10/12/15		
	40,000			7,500	53,550
Sarah N. Nielsen	12,500	32.35	11/14/15		
				7,500	53,550
William J. O'Leary	15,000	26.50	10/15/13		
	12,500	31.48	10/13/14		
	12,500	26.93	10/12/15	7,500	53,550
	40,000				

(1) Represents Company stock options awarded to Named Executive Officers prior to Fiscal 2007 under the 2004 Plan and the 1997 Plan. No stock options were awarded to Named Executive Officers in Fiscal 2011.

(2) Unvested restricted stock awarded to Named Executive Officers in Fiscal 2011 pursuant to the 2004 Plan.

(3) All stock options were granted under the 2004 Plan and the 1997 Plan with the exercise price equal to the mean of the highest and lowest price of the Company's Common Stock, as quoted on the NYSE, on the date of the grant.

(4) Shares of restricted stock generally vest in one-third increments beginning one year from the March 23, 2011 date of grant. A discussion of the vesting of awards provided for under various termination situations is set forth in the section "Potential Payments upon Termination or Change

of Control" below.

(5) Amount is calculated by multiplying the number of restricted shares that have not vested by the closing price of the Company's Common Stock ($7.14) as quoted on the NYSE on August 26, 2011, the last trading day of Fiscal 2011.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides the amounts received upon the exercise of options or similar instruments or the vesting of stock or similar instruments during the most recent fiscal year.

Name	Option Awards[1]		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Robert J. Olson	—	—	3,334	35,841
Randy J. Potts	—	—	1,834	19,716
Raymond M. Beebe	—	—	1,834	19,716
Roger W. Martin	—	—	1,834	19,716
Sarah N. Nielsen	—	—	1,834	19,716
William J. O'Leary	—	—	1,834	19,716

(1) None of the Named Executive Officers exercised stock options to purchase shares of the Company's Common Stock in Fiscal 2011.

(2) Amount is calculated by multiplying the number of restricted shares vested in Fiscal 2011 by the closing market price of $10.75 of the Company's Common Stock as quoted on the NYSE on October 11, 2010, the first business day after the vesting date (Sunday, October 10, 2010).

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table discloses contributions, earnings and balances under non-qualified deferred compensation plans for each Named Executive Officer.

Name	Plan Name	Executive Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Balance at Last FYE[3]
Robert J. Olson	Deferred Compensation Plan (1981)	$ —	$ 52,141	$ 921,152
	Supplemental Executive Retirement Plan (SERP)	—	7,850	274,738
	Executive Share Option Program	—	110,860	980,814
Randy J. Potts [4]	Executive Share Option Program	—	4,955	41,142
Raymond M. Beebe	Deferred Compensation Plan (1981)	—	175,307	3,097,077
	Supplemental Executive Retirement Plan (SERP)	—	31,514	756,343
	Executive Deferred Compensation Plan	5,100	6,321	55,418
	Executive Share Option Program	—	3,886	862,694
Roger W. Martin	Deferred Compensation Plan (1981)	—	725	12,798
	Supplemental Executive Retirement Plan (SERP)	—	2,187	13,122
	Executive Share Option Program	—	6,978	68,891
Sarah N. Nielsen[4]	Executive Deferred Compensation Plan	—	187	1,449
William J. O'Leary[4]	Supplemental Executive Retirement Plan (SERP)	—	7,287	123,880
	Executive Share Option Program	—	19,828	172,451

(1) In Fiscal 2011, Mr. Beebe was the only Named Executive Officer that contributed to the Executive Deferred Compensation Plan. This amount is also included in the amount designated as "Salary" in the Summary Compensation Table.

(2) Mr. Olson's and Mr. Beebe's dollar amount under the Deferred Compensation Plan (1981) represents the additional vesting earned in Fiscal 2011. As of August 27, 2011, Mr. Martin had not qualified for early retirement under the Deferred Compensation Plan (1981), therefore the dollar amount under this plan represents a 6% earnings as is described in the Plan document. As of August 27, 2011, the change under the Supplemental Executive Retirement Plan (SERP) represents additional vesting earned in Fiscal 2011. The change under the Executive Share Option Program represents the change in the market price of the financial instruments from August 28, 2010 to August 27, 2011 in each of such Named Executive Officer's account. The amount under "Aggregate Earnings in Last FY" for the Executive Deferred Compensation Plan represents the change in the market price of the underlying investments from August 28, 2010 to August 27, 2011.

(3) The dollar amount under the Deferred Compensation Plan (1981) for Mr. Olson represents the total 15 year payout based on his respective Early Retirement Benefit. Mr. Beebe, who is of retirement age, has a benefit that reflects the total of the 15 years of payout based on the Normal Retirement Benefit, plus a 6% per year crediting rate, established by the Board, which is applied to each year worked past age 65. Mr. Martin had not qualified for the Early Retirement Benefit under the Deferred Compensation Plan (1981); however, his balance represents his contributions into the plan plus a 6% per year crediting rate from Fiscal1999 through Fiscal 2011. This plan was frozen as of 2001. Mr. Olson's, Mr. O'Leary's and Mr. Martin's dollar amount under SERP represents their benefit amounts adjusted for their current age (not age 65 yet) based on the early retirement formula in the plan. Mr. Beebe's dollar amount under the SERP plan represents the Normal Retirement Benefit

stated in the Participation Agreement plus a 5% increase each full year of continuous service performed by the Participant for the Company after age 65. The dollar amount under the Executive Share Option Program represents the market price of the financial instruments as of August 27, 2011 in each of such Named Executive Officer's account. The dollar amount under the Executive Deferred Compensation Plan represents the market price of the financial instruments as of August 27, 2011 in Mr. Beebe's and Ms. Nielsen's account.

(4) Mr. Potts and Mr. O'Leary elected not to participate in the Deferred Compensation Plan (1981). The Board of Directors elected to freeze this plan to additional participants in 2001; therefore, Ms. Nielsen, who joined Winnebago Industries after 2001, could not participate.

The Executive Share Option Program was established in 1997 to provide executives with an opportunity to defer a portion of their compensation in the form of options to purchase mutual funds invested in companies other than Winnebago Industries. The Executive Share Option Program was frozen effective December 31, 2004. Accordingly, no new deferrals or contributions to the Executive Share Option Program have been made after that date and no new participants may enter the plan.

The Deferred Compensation Program Plan (1981) permitted key employees to annually elect (via individual contracts) to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals since January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. To assist in funding the deferred compensation liability, we invested in corporate-owned life insurance policies. See "Compensation Discussion and Analysis-Deferred Compensation Plan (1981)" above for a description of this plan.

The Executive Deferred Compensation Plan permits Named Executive Officers to defer a portion of their salary and all or a portion of their cash incentive award compensation. The Executive Deferred Compensation Plan was effective as of January 1, 2007 and applies to compensation paid to participants on and after such date. See "Compensation Discussion and Analysis-Executive Deferred Compensation Plan 2007 (Non-Qualified Deferred Compensation Plan)" for a description of this plan.

Supplemental Executive Retirement Plan (SERP) - In 1988, the Board of Directors approved the adoption of an Executive Split Dollar Life Insurance Program with respect to certain executives. In October 2008, the Board of Directors took action to convert the Executive Split Dollar Life Insurance Program to the SERP as a result of changes in the tax and accounting regulations and rising administrative costs. See "Compensation Discussion and Analysis-Supplemental Executive Retirement Plan (SERP)/Split Dollar Life Insurance" above for a description of this plan.

Potential Payments upon Termination or Change of Control

Executive Change of Control Agreements

During Fiscal 2001, the Board of Directors approved Executive Change of Control Agreements for certain executive officers and, at later dates, approved agreements for certain other executive officers, including Named Executive Officers, not previously a party to an Executive Change of Control Agreement. In December 2008, the Board of Directors approved amendments to the Executive Change of Control Agreements primarily to comply with the enactment of IRC Section 409A, while still preserving material terms of the Company's agreement with each executive (the Executive Change of Control Agreements, as amended, "Agreements").

The purpose of the Agreements is to reinforce and encourage executives to maintain objectivity and a high level of attention to their duties without distraction from the possibility of a change of control of the Company. The Agreements provide that in the event of a "Change of Control" of the Company, as that term is defined in the Agreements, each such executive (provided such Change of Control occurs when the executive is in the employ of the Company) would receive, in the event he or she ceases to be employed by the Company within three years following a Change of Control of the Company (for a reason other than death, disability, willful misconduct, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive), a lump-sum equal to three times the average of the aggregate annual compensation paid to the executive during the three fiscal years preceding the Change of Control. This multiple was arrived at through an analysis of certain Compensation Peers change of control agreements at the time these agreements were initially developed.

In addition, under the Agreements, if it is determined that any payment or distribution made to the executive would be subject to a federal excise tax, we would pay to the executive an additional payment (a "gross-up benefit") so that he or she would not be subject to a net reduction in compensation due to the imposition of the excise tax.

Under the Agreements, a "Change of Control" occurs when (i) any person becomes an "acquiring person" (as defined below) or (ii) individuals who shall qualify as Continuing Directors (as defined below) shall have ceased for any reason to constitute at least a majority of our Board of Directors; provided, however, that in the case of either clause (i) or (ii) a Change of Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors. "Continuing Director" means (i) any member of our Board of Directors, while such person is a member of the Board, who is not an affiliate or associate of any acquiring person or of any such acquiring person's affiliate or associate and was a member of the Board prior to the time when such acquiring person shall have become an acquiring person and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an acquiring person or any affiliate or associate of any acquiring person or a representative or nominee of an acquiring person or of any affiliate or associate of such acquiring person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors. An "acquiring person" means any person or any individual or group of affiliates or associates of such person who acquires beneficial ownership, directly or indirectly, of twenty percent or more of the outstanding stock of the Company if such acquisition occurs in whole or in part following the date of that person's agreement.

Annual Incentive Plan Payments

In the event of a "Change in Control" (as defined in the Officers Incentive Compensation Plan), participants are entitled to receive awards within 15 days of the effective date of the Change in Control based upon the Committee's estimate of our financial performance through the end of the fiscal year in which such Change in Control occurs. A participant must be employed by the Company at the end of the fiscal year to be eligible for annual incentive payments, except for a Change in Control as described above or as determined by the Committee for normal retirement, disability and death.

Long-Term Incentive Plan Payments

In the event of a "Change in Control" (as defined in each of the Long-Term Incentive Plans) participants are entitled to receive awards within 15 days of the effective date of the Change in Control based on the Committee's estimate of our financial performance through the end of the Long-Term Incentive Plan three-year fiscal period in which such Change in Control occurs. A participant must be employed by the Company at the end of the three-year fiscal period to be eligible for any long-term incentive award, except for a Change in Control as described above or as waived by the Committee.

2004 Incentive Compensation Plan Payments

Restricted Stock. Pursuant to restricted award agreements entered into by each Named Executive Officer, unvested awards of restricted stock will immediately vest to Named Executive Officers under the following circumstances:

- if a Named Executive Officer's termination of employment is due to his or her retirement and occurs after at least five consecutive years of employment with the Company, any unvested awards of restricted stock immediately vest if the participant is at least 60 years of age;
- if the Named Executive Officer's termination of employment is due to his or her disability (as defined in the 2004 Plan) and occurs after at least five consecutive years of employment with the Company, any unvested awards of restricted stock immediately vest; and
- if the Named Executive Officer's termination of employment is due to his or her death and occurs after at least five consecutive years of employment with the Company or any subsidiary, any unvested awards of restricted stock shall immediately vest.

In addition, any restricted shares that are not vested under the 2004 Plan will vest upon a "Change of Control" (as defined in the 2004 Plan) of the Company. In all other circumstances, in the event that a Named Executive Officer ceases to be employed by the Company or any subsidiary, any awards held by such grantee will terminate and thereafter, be null and void.

Stock Options

Any options not vested under the 2004 Plan will vest upon a "Change of Control" (as defined in the 2004 Plan) of the Company, pursuant to the terms of the 2004 Plan. In the event that a Named Executive Officer ceases to be employed by the Company, stock options held by such Named Executive Officer will vest as follows:

- if the Named Executive Officer's termination of employment is due to his or her retirement, and occurs after at least five consecutive years of employment with the Company, the stock options become vested in full and immediately exercisable for a period of three months following such termination of employment for incentive stock options and for a period of ten years after any stock option grant date for non-qualified stock options;
- if the Named Executive Officer's termination of employment is due to his or her disability and occurs after at least five consecutive years of employment with the Company, the stock options become vested in full and immediately exercisable for a period of one year following such termination of employment for incentive stock options and for a period of ten years after any stock option grant date for non-qualified stock options; and
- if the Named Executive Officer's termination of employment is due to his or her death and occurs after at least five consecutive years of employment with the Company, the options shall become vested in full and immediately exercisable by the Named Executive Officer's estate or legal representative for a period of one year following such termination of employment and shall thereafter, terminate, for both incentive and non-qualified stock options.

In the event that a Named Executive Officer ceases to be employed by the Company other than because of retirement, disability or death or if retirement, disability or death occurs before the Named Executive Officer has completed five consecutive years of employment with the Company, any outstanding stock options held by the Named Executive Officer which have not vested as of the date of termination of employment will terminate and the Named Executive Officer may exercise any options in which he or she is vested at the date of termination of employment for a period of three months following such date of termination of employment.

ESTIMATED CHANGE OF CONTROL OR TERMINATION PAYMENTS AND BENEFITS AT THE END OF FISCAL 2011

The tables below reflect the payments and benefits payable to each of the Named Executive Officers in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of August 27, 2011, at the executive's compensation and service levels as of that date, and are estimates of the amounts that would be payable to the Named Executive Officers in each scenario and do not include benefits paid by insurance providers under life and disability policies or payments and benefits provided on a non-discriminatory basis to employees upon a termination of employment. The actual amounts to be paid out can only be determined at the time of an executive's actual separation from the Company. Factors that could affect the nature and amount of the amounts paid on termination of employment, among others, include the timing of event, compensation level, the market price of the Company's Common Stock and the executive's age.

Payments relating to the Officers Incentive Compensation Plan Fiscal Period 2011 and the Long-Term Incentive Plan Fiscal 2009-2011, Long-Term Incentive Plan Fiscal 2010-2012 and Long-Term Incentive Plan Fiscal 2011-2013 are not currently applicable, as the Company did not meet or, as of August 27, 2011, is not forecasted to meet, the applicable threshold requirements of these plans as of the end of Fiscal 2011.

NAMED EXECUTIVE: ROBERT J. OLSON

			Change of Control			
Executive Payments and Benefits Upon	Retirement	Involuntary Termination For Cause	Without Termination	Termination Without Cause / Good Reason	Death	Disability
Compensation:						
Severance Benefit (Change of Control) [1]	$ —	$ —	$ —	$ 1,372,267	$ —	$ —
Long-Term Incentives:						
Restricted Stock: [2][3]						
Accelerated Vesting	178,500	178,500	—	178,500	178,500	178,500
Deferred Compensation Plans:						
Deferred Compensation Plan (1981) [4][5]	921,152	921,152	—	921,152	921,152	921,152
SERP [4][6]	274,738	274,738	—	274,738	274,738	274,738
Executive Share Option Program [7]	980,814	980,814	980,814	980,814	980,814	980,814
Total Benefits	$ 2,355,204	$ 2,355,204	$ 980,814	$ 3,727,471	$ 2,355,204	$ 2,355,204

(1) Severance upon a Change of Control for Mr. Olson equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(2) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(3) Stock grants under the 2004 Plan provide for acceleration of unvested Common Stock in the event of a Change of Control, retirement, death or disability.
(4) As of August 27, 2011, Mr. Olson had qualified for early retirement.
(5) This plan was frozen as of 2001. This amount reflects the total of the 15 years of payout based on Early Retirement Benefit. See "Deferred Compensation Plan (1981)."
(6) Represents estimated Annual Income Option reflecting 15 years of payout as of August 2011 for the Supplemental Executive Retirement Plan adjusted by the early retirement formula (frozen program).
(7) Represents market value balance as of August 26, 2011 for the Executive Share Option Program reduced by the exercise price (frozen program).

NAMED EXECUTIVE: RANDY J. POTTS [1]

		Change of Control			
Executive Payments and Benefits Upon	Involuntary Termination For Cause	Without Termination	Termination Without Cause / Good Reason	Death	Disability
Compensation:					
Severance Benefit (Change of Control) [2]	$ —	$ —	$ 822,155	$ —	$ —
Long-Term Incentives:					
Restricted Stock: [3]					
Accelerated Vesting	92,820	—	92,820	92,820	92,820
Deferred Compensation Plans:					
Executive Share Option Program [4]	41,142	41,142	41,142	41,142	41,142
Total Benefits	$ 133,962	$ 41,142	$ 956,117	$ 133,962	$ 133,962

(1) As of August 27, 2011, Mr. Potts had not qualified for early retirement.
(2) Severance upon a Change of Control for Mr. Potts equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(3) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(4) Represents market value balance as of August 26, 2011 for the Executive Share Option Program reduced by the exercise price (frozen program).

NAMED EXECUTIVE: RAYMOND M. BEEBE

Executive Payments and Benefits Upon	Retirement	Involuntary Termination For Cause	Change of Control: Without Termination	Change of Control: Termination Without Cause / Good Reason	Death	Disability
Compensation:						
Severance Benefit (Change of Control) (1)	$ —	$ —	$ —	$ 968,010	$ —	$ —
Long-Term Incentives:						
Restricted Stock: (2)(3)						
Accelerated Vesting	53,550	53,550	—	53,550	53,550	53,550
Deferred Compensation Plans:						
Deferred Compensation Plan (1981) (4)(5)	3,097,077	3,097,077	—	3,097,077	3,097,077	3,097,077
SERP(4)(6)	756,343	756,343	—	756,343	756,343	756,343
Executive Share Option Program (7)	862,694	862,694	862,694	862,694	862,694	862,694
Executive Deferred Compensation Plan(8)	55,418	55,418	—	55,418	55,418	55,418
Total Benefits	$ 4,825,082	$ 4,825,082	$ 862,694	$ 5,793,092	$ 4,825,082	$ 4,825,082

(1) Severance upon a Change of Control for Mr. Beebe equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(2) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(3) Stock grants under the 2004 Plan provide for acceleration of unvested Common Stock in the event of a Change of Control, retirement, death or disability.
(4) As of August 27, 2011, Mr. Beebe is of retirement age.
(5) This plan was frozen as of 2001. This amount reflects the total of the 15 years of payout based on the Normal Retirement Benefit, plus a 6% per year crediting rate established by the Board which is applied to each year worked past age 65. See "Deferred Compensation Plan (1981)."
(6) Represents estimated Annual Income Option reflecting 15 years of payout as of August 2011 for the Supplemental Executive Retirement Plan (frozen program). The Normal Retirement Benefit stated in the Participation Agreement shall be increased by 5% for each full year of continuous service performed by the Participant for the Company after the Normal Retirement Date.
(7) Represents market value balance as of August 26, 2011 for the Executive Share Option Program reduced by the exercise price (frozen program).
(8) Represents market value balance as of August 26, 2011.

NAMED EXECUTIVE: ROGER W. MARTIN (1)

Executive Payments and Benefits Upon	Involuntary Termination For Cause	Change of Control: Without Termination	Change of Control: Termination Without Cause / Good Reason	Death	Disability
Compensation:					
Severance Benefit (Change of Control) (2)	$ —	$ —	$ 790,848	$ —	$ —
Long-Term Incentives:					
Restricted Stock:(3)(4)					
Accelerated Vesting	53,550	—	53,550	53,550	53,550
Deferred Compensation Plans:					
Deferred Compensation Plan (1981) (5)	12,798	—	12,798	12,798	12,798
SERP (6)	13,122	—	13,122	13,122	13,122
Executive Share Option Program (7)	68,891	68,891	68,891	68,891	68,891
Total Benefits	$ 148,361	$ 68,891	$ 939,209	$ 148,361	$ 148,361

(1) As of August 27, 2011, Mr. Martin had not qualified for early retirement.
(2) Severance upon a Change of Control for Mr. Martin equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(3) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(4) Stock grants under the 2004 Plan provide for acceleration of unvested Common Stock in the event of Change of Control, retirement, death or disability.
(5) This plan was frozen as of 2001. As Mr. Martin had not qualified for early retirement, this amount represents his contributions into the plan plus a 6% per year crediting rate.
(6) Represents estimated Annual Income Option reflecting 15 years of payout as of August 2011 for the Supplemental Executive Retirement Plan adjusted by the early retirement formula (frozen program).
(7) Represents market value balance as of August 26, 2011, for the Executive Share Option Program reduced by the exercise price (frozen program).

NAMED EXECUTIVE: SARAH N. NIELSEN [1]

| | | | Change of Control | | | | | |
Executive Payments and Benefits Upon	Involuntary Termination For Cause		Termination Without Cause / Good Reason		Death		Disability	
Compensation:								
Severance Benefit (Change of Control)[2]	$	—	$	783,508	$	—	$	—
Long-Term Incentives:								
Restricted Stock: [3][4]								
Accelerated Vesting		53,550		53,550		53,550		53,550
Deferred Compensation Plans:								
Executive Deferred Compensation Plan[5]		1,449		1,449		1,449		1,449
Total Benefits	$	54,999	$	838,507	$	54,999	$	54,999

(1) As of August 27, 2011, Ms. Nielsen had not qualified for early retirement.
(2) Severance upon a Change of Control for Ms. Nielsen equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(3) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(4) Stock grants under the 2004 Plan provide for acceleration of unvested Common Stock in the event of a Change of Control, retirement, death or disability.
(5) Represents market value balance as of August 26, 2011.

NAMED EXECUTIVE: WILLIAM J. O'LEARY [1]

| | | | | | Change of Control | | | | | | |
Executive Payments and Benefits Upon	Retirement		Involuntary Termination For Cause		Without Termination		Termination Without Cause / Good Reason		Death		Disability
Compensation:											
Severance Benefit (Change of Control) [1]	$	—	$	—	$	—	$	792,989	$	—	$ —
Long-Term Incentives:											
Restricted Stock: [2][3]											
Accelerated Vesting		53,550		53,550		—		53,550		53,550	53,550
Deferred Compensation Plans:											
SERP [4][5]		123,880		123,880		—		123,880		123,880	123,880
Executive Share Option Program [6]		172,451		172,451		172,451		172,451		172,451	172,451
Total Benefits	$	349,881	$	349,881	$	172,451	$	1,142,870	$	349,881	$ 349,881

(1) Severance upon a Change of Control for Mr. O'Leary equals severance pay in lump-sum, an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control.
(2) Represents the intrinsic value of stock grants based on our closing stock price of $7.14 per share on August 26, 2011, the last trading day of Fiscal 2011.
(3) Stock grants under the 2004 Plan provide for acceleration of unvested Common Stock in the event of a Change of Control, retirement, death or disability.
(4) As of August 27, 2011, Mr. O'Leary had qualified for early retirement.
(5) Represents estimated Annual Income Option reflecting 15 years of payout as of August 2011 for the Supplemental Executive Retirement Plan adjusted by the early retirement formula (frozen program).
(6) Represents market value balance as of August 26, 2011 for the Executive Share Option Program reduced by the exercise price (frozen program).

ITEM 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING AUGUST 25, 2012

Deloitte & Touche LLP ("Deloitte & Touche") was appointed by the Audit Committee as our independent registered public accountants for the fiscal year ending August 25, 2012. We are asking our shareholders to ratify the appointment of Deloitte & Touche. Deloitte & Touche has served as our independent registered public accountants for over 25 years. For a description of the fees for services rendered by Deloitte & Touche in Fiscal 2011 and Fiscal 2010, and a description of our policy regarding the approval of independent registered public accountants provisions of audit and nonaudit services, see "Independent Registered Public Accountants Fees and Services" below.

Although ratification by the shareholders is not required by law, the Board of Directors has determined that it is desirable to request approval of this selection by the shareholders. In the event the shareholders fail to ratify the appointment, the Audit Committee will consider this factor when making any determination regarding Deloitte & Touche. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the Company's best interests and those of its shareholders.

Passage of the proposal requires the affirmative vote of a majority of the shares entitled to vote on the proposal and represented in person or by proxy at the Meeting at which a quorum is present.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR OUR FISCAL YEAR ENDING AUGUST 25, 2012.

ITEM 3

PROPOSAL FOR AN ADVISORY VOTE ON EXECUTIVE COMPENSATION (THE "SAY ON PAY" VOTE)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires the Board to provide our shareholders with the opportunity to vote, on a non-binding, advisory basis, on the compensation of our Named Executive Officers as set forth in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This proposal is also referred to as the "Say on Pay" vote.

As described in the "Compensation Discussion and Analysis" section of this Proxy Statement, the primary objectives of our executive compensation programs are to attract and retain key executives critical to us; to align the interests of our Management with those of our shareholders; to integrate compensation with our business plans; and to reward for both business and individual performance, whereby a substantial portion of each executive officer's total compensation potential is a function of performance incentives. In accordance with these compensation objectives, the compensation of Winnebago's executives during Fiscal 2011 was limited to their base salaries and a special grant of restricted stock. Following improvements in the performance of the Company in the first and second fiscal quarters, previous salary reductions were reinstated to levels reduced in March 2009. However, as a result of slower than expected wholesale and retail sales in our third and fourth fiscal quarters, none of the Named Executive Officers received any of the performance based incentives under the plans described in the "Compensation Discussion and Analysis". The Board believes the compensation of the Named Executive Officers outlined in the Proxy Statement is appropriate based upon the performance of the Company.

While the Board of Directors and especially the Human Resources Committee intend to carefully consider the results of the voting on this proposal when making future decisions regarding executive compensation, the vote is not binding on the Company or the Board and is advisory in nature.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING, ON A NON-BINDING, ADVISORY BASIS, FOR APPROVAL OF THE EXECUTIVE COMPENSATION AS OUTLINED IN THE PROXY STATEMENT FOR THE REASONS DISCUSSED ABOVE. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED FOR APPROVAL OF THIS ITEM, UNLESS A SHAREHOLDER INDICATES OTHERWISE IN VOTING THE PROXY.

ITEM 4

PROPOSAL FOR AN ADVISORY VOTE ON THE FREQUENCY OF "SAY ON PAY" VOTES

The Dodd-Frank Wall Street Reform and Consumer Protection Act also requires that shareholders must be given the opportunity, at least once every six years, to cast a non-binding, advisory vote on whether a "Say on Pay" vote on the compensation of Named Executive Officers should be held every one, two, or three years.

After careful consideration, the Board of Directors recommends annual ("1 Year") advisory votes on the compensation of the Named Executive Officers. The Board believes that annual votes will provide the clearest and most useful feedback from shareholders to the Company and the Human Resources Committee in this important area, and will confirm the Company's commitment to frequent and transparent communications with investors.

Shareholders are not voting to approve or disapprove of the Board's recommendation. Instead, shareholders have four choices with respect to this Item: "1 Year", "2 Years", "3 Years", or "Abstain". For the reasons discussed above, we are asking our shareholders to vote for a frequency of "1 Year" when voting on this Item.

While the Board of Directors and especially the Human Resources Committee intend to carefully consider the results of the voting on this proposal, the vote is not binding on the Company or the Board and is advisory in nature.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF CONDUCTING A NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION EACH YEAR ("1 YEAR"). PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF CONDUCTING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION EACH YEAR ("1 YEAR") UNLESS A SHAREHOLDER INDICATES OTHERWISE IN VOTING THE PROXY.

OTHER MATTERS

The Board of Directors does not know of any matter, other than the election of directors, the advisory approval of executive compensation, the advisory approval to determine the frequency of an executive compensation vote, and the ratification of the appointment of independent registered public accountants, which may be presented at the Meeting. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the proxy to vote thereon in accordance with their best judgment.

REPORT OF THE AUDIT COMMITTEE

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement in whole or in part, the information set forth above under "Board of Directors, Committees of the Board and Corporate Governance-Audit Committee," relating to the charter of the Audit Committee and the independence of the Audit Committee members, and the following report shall not be deemed to be "soliciting material" or "filed" with the SEC or incorporated by reference into any such previous or future filings.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the Committee has reviewed and discussed the audited financial statements to be included in the Fiscal 2011 Form 10-K with Management and the independent accountants. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent accountants are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee hereby reports as follows:

- The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended August 27, 2011 of Winnebago Industries, Inc. (the "Audited Financial Statements") with Winnebago Industries, Inc.'s Management.
- The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.
- The Audit Committee has received the written disclosures from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence.
- Based on the review and discussion referred to in the first and third bullet points above, the Audit Committee recommended to the Board of Directors of Winnebago Industries, Inc., and the Board has approved, that the Audited Financial Statements be included in Winnebago Industries, Inc.'s Fiscal 2011 Form 10-K, for filing with the SEC.

A copy of the Audit Committee Charter, as last amended as of December 20, 2010 is available on the Company's Web Site at http://www.winnebagoind.com/governance.html and in print free of charge to any shareholder who requests a copy in writing from: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 605 West Crystal Lake Road, Forest City, Iowa 60436.

The Audit Commitee:
Lawrence A. Erickson (Chair)
Irvin E. Aal
Robert M. Chiusano
Joseph W. England

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FEES AND SERVICES

Deloitte & Touche served as our independent registered public accountants in Fiscal 2011. Deloitte & Touche is an independent registered public accounting firm with the Public Company Accounting Oversight Board ("PCAOB"). Representatives of the firm are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The following table presents fees for professional audit services rendered by Deloitte & Touche for the audit of our annual financial statements for fiscal years ended August 27, 2011 and August 28, 2010, and fees billed for other services rendered by Deloitte & Touche during those periods.

	Fiscal 2011	Fiscal 2010
Audit Fees [1]	$ 500,000	$ 475,000
Audit-Related Fees[2]	49,307	22,900
Tax Fees[3]	74,825	152,153
All Other Fees	—	—
Total	$ 624,132	$ 650,053

(1) Professional services provided for the audit of our annual financial statements and review of our quarterly financial statements.
(2) Consultation regarding SEC comment letter, accounting related to the purchase of substantially all assets of SunnyBrook RV, Inc., and fees for the benefit plan audit.
(3) Professional services related to tax compliance and tax planning.

The Audit Committee considered whether the provision of tax, benefit plan audit and accounting consulting services by Deloitte & Touche are compatible with maintaining the independence of Deloitte & Touche and concluded that the independence of Deloitte & Touche is not compromised by the provision of such services.

Policy Regarding the Approval of Independent Registered Public Accountants Provision of Audit and Nonaudit Services - The Audit Committee Charter requires the Audit Committee to pre-approve the fees and other significant compensation to be paid to the independent registered public accountants as well as pre-approve all nonaudit engagements with the independent registered public accountants. The Audit Committee shall consult with Management but shall not delegate these responsibilities, except that pre-approvals of nonaudit services may be delegated to a single member of the Audit Committee, who shall then inform the entire Audit Committee of the engagement of such services. The Audit Committee pre-approved under that policy 100 percent of the fees, if any, for services covered under the captions "Audit-Related Fees", "Tax Fees" and "All Other Fees" for Fiscal 2010 and Fiscal 2011.

FISCAL YEAR 2012 SHAREHOLDER PROPOSALS

If a shareholder intends to present a proposal at our Annual Meeting following Fiscal 2012, scheduled for December 11, 2012 and desires that the proposal be included in our 2012 proxy statement and form of proxy for that meeting, the proposal must be in compliance with Rule 14a-8 under the Exchange Act and received at our principal executive offices no later than June 26, 2012.

Our By-Laws and the Directors Nomination Policy require that in order to nominate persons to our Board of Directors, a shareholder must provide advance written notice in the form set forth therein to the Secretary, which notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary of the preceding year's annual meeting, except in the case of candidates recommended by shareholders of more than 5 percent of the Company's Common Stock who may also submit nominations in accordance with the procedures in the Director Nomination Policy and except as otherwise provided in our By-Laws.

The By-Laws also require that in order to present a proposal for action by shareholders at an annual meeting, a shareholder must provide advance written notice to the Secretary, which notice must contain detailed information specified in our By-Laws. This notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary of the preceding year's annual meeting. As to any proposal that a shareholder intends to present to shareholders without inclusion in our proxy statement for our annual meeting following Fiscal 2012, the proxies named in Management's proxy for that meeting will be entitled to exercise their discretionary authority on that proposal by advising shareholders of such proposal and how they intend to exercise their discretion to vote on such matter, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2) under the Exchange Act. The specific procedures to be used by shareholders, including those to be used by shareholders of more than 5 percent of the Common Stock, to recommend nominees for director are set forth in the Director Nomination Policy, a copy of which is attached hereto as Appendix A and the By-Laws. A copy of our By-Laws may be obtained by written request to: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 605 West Crystal Lake Road, Forest City, Iowa 50436.

GENERAL

Deloitte & Touche has been selected by the Audit Committee as our independent registered public accountants for the current fiscal year by the Audit Committee. Deloitte & Touche has been our accountants for more than 25 years. Representatives of that firm are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

The cost of this proxy solicitation will be borne by us. Solicitation will be made primarily through the Internet and the use of the mail, but our officers, directors or regular employees may solicit proxies personally or by telephone or telegraph without additional remuneration for such activity. In addition, we will reimburse brokerage houses and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxies and proxy material to the beneficial owners of such shares.

A copy of our Annual Report for the fiscal year ended August 27, 2011, which includes audited financial statements, is available on the Internet as set forth in the Notice of Internet Availability of Proxy Materials. The financial statements contained therein are not deemed material to the exercise of prudent judgment in regard to any matter to be acted upon at the Annual Meeting and, therefore, such financial statements are not incorporated in this Proxy Statement by reference.

A COPY OF THIS PROXY STATEMENT AND OUR MOST RECENT ANNUAL REPORT TO THE SEC ON FORM 10-K (WITHOUT EXHIBITS) WILL BE FURNISHED, WITHOUT CHARGE, TO OUR SHAREHOLDERS UPON WRITTEN REQUEST PURSUANT TO THE INSTRUCTIONS SET FORTH IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS.

FOR INFORMATION ABOUT US, INCLUDING OUR ANNUAL, QUARTERLY AND CURRENT REPORTS ON SEC FORMS 10-K, 10-Q AND 8-K, RESPECTIVELY, PLEASE VISIT OUR HOME PAGE ON THE INTERNET - http://www.winnebagoind.com. INFORMATION CONTAINED ON OUR WEB SITE IS NOT INCORPORATED INTO THIS PROXY STATEMENT OR OTHER SECURITIES FILINGS.

As of the date of this Proxy Statement, Management knows of no other matters to be brought before the Annual Meeting. However, if any other matters should properly come before the meeting, it is the intention of the persons named in the proxy to vote thereon in accordance with their best judgment.

By Order of the Board of Directors

October 25, 2011

/s/ Raymond M. Beebe
Raymond M. Beebe
Secretary

Appendix A

WINNEBAGO INDUSTRIES, INC.

NOMINATION OF DIRECTORS

The Nominating and Governance Committee (the *"Committee"*) has adopted the following policy (the *"Director Nomination Policy"*) to assist it in fulfilling its duties and responsibilities as provided in its charter (the *"Charter"*). This Director Nomination Policy may be amended and/or restated from time to time by the Committee in accordance with the Charter and as provided herein.

1. RECOMMENDED CANDIDATES. The Committee shall consider any and all candidates recommended as nominees for directors to the Committee by any directors, officers, shareholders of the Company, third-party search firms and other sources. Under the terms of our By-Laws, the Committee will consider director nominations from shareholders of record who provide timely written notice along with prescribed information to the Secretary of the Company. To be timely, the notice must be received by the Secretary at our principal executive offices not later than 90 or earlier than 120 days prior to the anniversary of the previous year's annual meeting, except in the case of candidates recommended by shareholders of more than 5 percent of the Company's Common Stock who may also submit nominations in accordance with the procedures in Section 2 under "5% SHAREHOLDER RECOMMENDATIONS" and except as otherwise provided in our By-Laws. The shareholder's notice must set forth (1) all information relating to such director nominee that is required to be disclosed under the federal securities laws in solicitation of proxies for election of directors in an election contest, including the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (2) the name and address of the shareholder and any beneficial owner giving the notice as they appear on our books together with the number of shares of the Company's Common Stock which are owned beneficially and of record by the shareholder and any beneficial owner; and (3) a signed statement by the nominee agreeing that, if elected, such nominee will (a) represent all of our shareholders in accordance with applicable laws and By-Laws and (b) comply with our Code of Ethics.

2. 5% SHAREHOLDER RECOMMENDATIONS. For purposes of facilitating disclosure required in the Proxy Statement, the Committee and the Corporate Secretary shall identify any candidates recommended by shareholders owning more than 5 percent of the Company's Common Stock, and identify the shareholder making such recommendation, as provided in and to the extent required by the federal securities laws. In addition to the procedures for shareholders to recommend nominees described in Section 1 above, shareholders or a group of shareholders who have owned more than 5 percent of the Company's Common Stock for at least one year as of the date the recommendation was made, may recommend nominees for director to the Committee provided that (1) written notice from the shareholder(s) must be received by the Secretary of the Company at our principal executive offices not later than 120 days prior to the anniversary of the date our proxy statement was released to shareholders in connection with the previous year's annual meeting, except as otherwise provided in our By-Laws; (2) such notice must contain the name and address of the shareholder(s) and any beneficial owner(s) giving the notice as they appear on our books, together with evidence regarding the number of shares of the Company's Common Stock together with the holding period and the written consent of the recommended candidate and the shareholder(s) to being identified in our proxy statement; (3) such notice must contain all information relating to such director nominee that is required to be disclosed under federal securities laws in solicitation of proxies for election of directors in an election contest; and (4) such notice must contain a signed statement by the nominee agreeing that, if elected, such nominee will (a) represent all our shareholders in accordance with applicable laws and our By-Laws and (b) comply with our Code of Ethics.

3. DESIRED QUALIFICATIONS, QUALITIES AND SKILLS. The Committee shall endeavor to find individuals of high integrity who have a solid record of accomplishment in their chosen fields and who possess the qualifications, qualities and skills to effectively represent the best interests of all shareholders. Candidates will be selected for their ability to exercise good judgment and to provide practical insights and diverse perspectives.

    The Committee considers the following qualifications at a minimum to be required of any Board members in recommending to the Board of Directors potential new Board members or the continued service of existing members:

    •   the highest professional and personal ethics;
    •   broad experience in business, government, education or technology;
    •   ability to provide insights and practical wisdom based on their experience and expertise;
    •   commitment to enhancing shareholder value;
    •   sufficient time to effectively carry out their duties; their service on other boards of public companies should be limited to a reasonable number;
    •   ability to develop a good working relationship with other Board members and contribute to the Board's working relationship with our senior management; and
    •   independence; a majority of the Board shall consist of independent directors, as defined in this Director Nomination Policy.

    Other than the foregoing, there are no stated minimum criteria for director nominees, although the Committee may also consider such other factors as it may deem are in our best interests and those of our shareholders. The Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules.

4. INDEPENDENCE. The Committee believes and it is our policy that a majority of the members of the Board meet the definition of "independent director" set forth in this Director Nomination Policy. The Committee shall annually assess each nominee for director by reviewing any potential conflicts of interest and outside affiliations, based on the criteria for independence set out below.

An independent director is one who:

(1) has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company;

(2) is not an employee of the Company and no member of his or her immediate family is an executive officer of the Company;

(3) has not been employed by the Company and no member of his or her immediate family has been an executive officer of the Company during the past three years;

(4) has not received and no member of his or her immediate family has received more than $120,000 per year in direct compensation from the Company in any capacity other than as a director during the past three years;

(5) (A) is not a current partner or employee of a firm that is the Company's internal or external auditor; (B) does not have an immediate family member who is a current partner of a firm that is the Company's internal or external auditor; (C) does not have an immediate family member who is a current employee of the Company's internal or external auditor and who personally works on the Company's audit; and (D) within the last three years was not and no member of his or her immediate family was a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time.

(6) is not and no member of his or her immediate family is currently, and for the past three years has not been, and no member of his or her immediate family has been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that employs the director or an immediate family member of the director;

(7) is not an executive officer or an employee, and no member of his or her immediate family is an executive officer, of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single year, exceeds the greater of $1 million or 2 percent of such other company's consolidated revenues during any of the past three years;

(8) is free of any relationships with the Company that may impair, or appear to impair, his or her ability to make independent judgments; and

(9) is not and no member of his or her immediate family is employed by or serves as a director, officer or trustee of a charitable organization that receives contributions from the Company or a Company charitable trust, in an amount which exceeds the greater of $1 million or 2 percent of such charitable organization's total annual receipts.

This policy may be modified temporarily if, due to unforeseen circumstances, strict adherence would be detrimental to the Board's performance.

For purposes of determining a "material relationship," the Committee shall utilize the following standards:

(1) Any payments by the Company to a director's primary business affiliation or the primary business affiliation of an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

(2) The aggregate amount of such payments must not exceed 2 percent of the Company's consolidated gross revenues.

For purposes of these independence standards, (i) immediate family members of a director include the director's spouse, parents, children, siblings, mother- and father-in-law, sons- and daughters-in-law, and brothers and sisters-in-law and anyone (other than domestic employees) who shares the director's home and (ii) the term "primary business affiliation" means an entity of which the director is a principal/executive officer or in which the director holds at least a 5 percent equity interest.

5. NOMINEE EVALUATION PROCESS. The Committee will consider as a candidate any director of the Company who has indicated to the Committee that he or she is willing to stand for re-election as well as any other person who is recommended by any shareholders of the Company in accordance with the procedures described under "RECOMMENDED CANDIDATES" in Section 1 and under "5% SHAREHOLDER RECOMMENDATIONS" in Section 2. The Committee may also undertake its own search process for candidates and may retain the services of professional search firms or other third parties to assist in identifying and evaluating potential nominees and, if fees are paid to such persons in any year, such fees shall be disclosed in the next annual Proxy Statement relating to such year. The Committee may use any process it deems appropriate for the

purpose of evaluating candidates which is consistent with the policies set forth in the Charter, Corporate Governance Policy and this Director Nomination Policy, which process may include, without limitation, personal interviews, background checks, written submissions by the candidates and third-party references. Although the Committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the Board members, nominees for each election or appointment of directors shall be evaluated using a substantially similar process and under no circumstances shall the Committee evaluate nominees recommended by a shareholder of the Company pursuant to a process substantially different than that used for other nominees for the same election or appointment of directors.

6. CATEGORIZE RECOMMENDATIONS. For purposes of facilitating disclosure required in the Proxy Statement, the Committee and the Corporate Secretary shall identify and organize the recommendations for nominees received by the Committee (other than nominees who are executive officers or who are directors standing for re-election) in accordance with one or more of the following categories of persons or entities that recommended that nominee:

    (1) a shareholder, a 5% shareholder, independent director, chief executive officer, or other executive officer of the Company;

    (2) a third-party search firm used by or on behalf of the Company; and

    (3) any other specified source.

7. MATERIAL CHANGES TO NOMINATION PROCEDURES. For purposes of facilitating disclosure required in Form 10-K and Form 10-Q, the Committee and the Corporate Secretary shall identify any material changes to the procedures for shareholder nominations of directors for the reporting period in which such material changes occur.

8. POSTING OF POLICY. This Director Nomination Policy shall be posted to the Company's Web Site in accordance with the Company's Corporate Governance Policy.

9. AMENDMENTS TO THIS POLICY. Any amendments to this Director Nomination Policy must be approved by the Committee and ratified by the Board.

September 11, 2008



Shareowner Services^{SM}
P.O. Box 64945
St. Paul, MN 55164-0945


COMPANY #


Three Ways to Appoint Your Proxy to Vote

To appoint your proxy electronically by telephone:

1-800-560-1965
1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-560-1965**.
3) Follow the instructions.

To appoint your proxy electronically via the Internet: www.eproxy.com/wgo/
1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.eproxy.com/wgo/**.
3) Follow the instructions provided on the website.

To appoint your proxy by mail
1) Read the Proxy Statement.
2) Check the appropriate boxes on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

The deadline for voting is 12:00 p.m. (CST) on Monday, December 12, 2011.

Your Vote is Important

Do not return this proxy card if you appoint your proxy to vote by telephone or Internet. Your electronic appointment of a proxy by telephone or via the Internet authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

⬇ *Please detach here* ⬇

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of Class III directors:
   - 01 Robert J. Olson
   - 02 Randy J. Potts
   - 03 Mark T. Schroepfer

   ☐ Vote FOR all nominees (except as marked)   ☐ Vote WITHHELD from all nominees

   (Instructions: To withhold authority to vote any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratification of the appointment of Deloitte & Touche LLP as Winnebago Industries, Inc. Independent Registered Public Accountants for our fiscal year 2012.

   ☐ For   ☐ Against   ☐ Abstain

3. Advisory approval of executive compensation, (the "say on pay" vote).

   ☐ For   ☐ Against   ☐ Abstain

The Board of Directors Recommends a Vote for "1 Year" on Item 4.

4. Advisory approval on frequency of "say on pay" votes.

   ☐ 1 Year   ☐ 2 Years   ☐ 3 Years   ☐ Abstain

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Address Change? Mark Box ☐ Indicate changes below:

Date _____

Signature(s) in Box
Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.



ANNUAL MEETING OF SHAREHOLDERS

Tuesday, December 13, 2011   4:00 p.m. Central Standard Time

Winnebago Industries' South Office Complex Theater, 605 W. Crystal Lake Road, Forest City, Iowa

DIRECTIONS:

1) **From I-35**
   * From I-35, take exit number 203, and turn right (West) on IA-9 towards Forest City.
   * At Forest City turn left (South) on US-69 at the junction of IA-9 and US-69.
   * Take US-69 South 1.4 miles to the junction of US-69 and County Road B14.
   * Turn right (West) on B14 and continue approximately 1/2 mile to Gate #1.
   * Turn right (North) into the center lane and Winnebago Industries Security will check you in and direct you to the Theater.

2) **From I-80**
   * From I-80, take exit number 137B, turning on to I-35 North towards Minneapolis.
   * Take exit number 203, IA-9 (West) towards Forest City.
   * At Forest City turn left (South) on US-69 at the junction of IA-9 and US-69.
   * Take US-69 South 1.4 miles to the junction of US-69 and County Road B14.
   * Turn right (West) on B14 and continue approximately 1/2 mile to Gate #1.
   * Turn right (North) into the center lane and Winnebago Industries Security will check you in and direct you to the Theater.

3) **From I-90**
   * From I-90, take exit number 159A, turning on to I-35 South towards Albert Lea.
   * Exit I-35 on exit number 203, IA-9 right (West) towards Forest City.
   * At Forest City turn left (South) on US-69 at the junction of IA-9 and US-69.
   * Take US-69 South 1.4 miles to the junction of US-69 and County Road B14.
   * Turn right (West) on B14 and continue approximately 1/2 mile to Gate #1.
   * Turn right (North) into the center lane and Winnebago Industries Security will check you in and direct you to the Theater.



RIVER
NORTH
K-WAY CONOCO GAS MART
PIZZA HUT
SECOR AVE.
HIGHWAY #9
HIGHWAY #69
MINNEAPOLIS, MN
DOWNTOWN FOREST CITY
KUM AND GO GAS STATION
CASEY'S GENERAL STORE
GOLDIES CONOCO
EAST J STREET
INTERSTATE I-35
WINNEBAGO INDUSTRIES INC.
4TH STREET
WIT & VISITOR INFORMATION CENTER
THE LODGE
WINNEBAGO RIVER
DES MOINES, IA
CRYSTAL LAKE ROAD
GATE #1
WINNEBAGO INDUSTRIES, INC. SOUTH OFFICE COMPLEX THEATER
WINNEBAGO INDUSTRIES ACTIVITY COMPLEX
WINNEBAGO FRIENDSHIP HALL
AIRPORT

Winnebago Industries, Inc.
Forest City, Iowa

proxy

Proxy solicited on behalf of the Board of Directors of the Company for Annual Meeting on December 13, 2011.

The undersigned hereby appoints Robert J. Olson and Raymond M. Beebe, or either of them, the undersigned's attorneys and proxies, with full power of substitution, to vote all shares of Common Stock of Winnebago Industries, Inc. which the undersigned is entitled to vote, as fully as the undersigned could do if personally present, at the Annual Meeting of Shareholders of said corporation to be held at Winnebago Industries' South Office Complex Theater, 605 W. Crystal Lake Road, Forest City, Iowa on the 13th day of December, 2011, at 4:00 p.m., Central Standard Time, and at any and all adjournments thereof.

(Continued, and to be signed and dated, on the other side.)